UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

From Our Chairman of the Board

Dear Shareholder,

Dr. Sol J. Barer

As I write to you for the first time as Chairman of Teva’s Board of Directors, I would first like to thank you for your investment in our company. This has indeed been a challenging period for Teva. We fully recognize the challenges we face as we do the enormous strength and resilience of our people. We appreciate your confidence in Teva and continue to value your feedback as we execute on our 2017 priorities.

We recognize that hard work and determination are needed to improve our performance and promote investor confidence. We need to ensure our company remains a leader in this increasingly competitive marketplace as our environment is highly dynamic and there is much to accomplish. I remain excited about the future of Teva and the direction we are headed.

At Teva, we all recognize the importance of advancing global health, supporting patients worldwide and being a good corporate citizen. These missions are critical and we are committed to helping people and doing business the right way. I know the Teva Board, management team and employees share my commitment to enhancing shareholder value and passion for providing the highest quality medicines for our patients around the world.

Since my appointment, the global search to identify a world-class individual with deep and broad pharmaceutical expertise to serve as permanent CEO has been my highest priority. The Board is committed to appointing an individual with experience managing global and complex companies, a strong sense of corporate responsibility and proven strategic and operational capabilities. I am pleased with the progress we have made in looking to add fresh perspective to our leadership.

We are also continuing the work of refreshing our Board. This year, our Board of Directors will undergo further change, with four new nominees who will bring additional diversity, talent and experience to the Board. These directors will join a Board that has already gone through very significant transformation since 2014 with the addition of highly qualified and talented directors, including individuals with global pharmaceutical and financial experience.

While taking these steps to enhance our commitment to strong leadership and governance, we are taking significant steps to stabilize and grow our business, continue executing against our strategic priorities, advance our specialty pipeline to develop new medicines for unmet needs and create shareholder value. We have taken a disciplined approach by refocusing on Teva’s core assets. We are focusing energy on our key priorities; cash flow generation, paying down debt, driving efficiencies throughout the organization and executing on our specialty pipeline and key generic opportunities.

Teva’s global business operations are unique in scope and we have tremendous opportunities to grow our company and make a real difference in patients’ lives. We are confident that the promise of our specialty pipeline, our laser focus on executing key generic launches and the strength and scale of our operations will allow Teva to compete and win as the global pharmaceutical industry continues to evolve.

What’s clear to me today is that a bright future for Teva lies ahead. I am inspired and motivated every day by the talent and desire I see across the organization. It is the people at Teva that will return us to where we need to be. I would like to thank Yitzhak Peterburg, who has stepped in to lead Teva as Interim CEO, the Teva management team and all of Teva’s employees worldwide, for their hard work and dedication to our company.

In conclusion, we look forward to earning the trust of our shareholders and intensifying our efforts to improve results. On behalf of the Board and the management team, we thank you for your continued support.

Sincerely, Dr. Sol J. Barer Chairman of the Board of Directors June 8, 2017

Notice of Annual Meeting of Shareholders

DATE AND TIME:	July 13, 2017, at 4:30 p.m. local time

PLACE:	Teva’s executive offices at 5 Basel Street Petach Tikva, Israel

ITEMS OF BUSINESS:

Proposal 1: To appoint the following persons to the Board of Directors: Dr. Sol J. Barer, Mr. Jean-Michel Halfon, Mr. Murray A. Goldberg and Mr. Nechemia (Chemi) J. Peres as directors to serve until our 2020 annual meeting of shareholders, and Mr. Roberto Mignone and Dr. Perry D. Nisen as directors to serve until our 2019 annual meeting of shareholders.

Proposal 2: To approve the compensation of Dr. Sol J. Barer as Chairman of the Board of Directors.

Proposal 3: To approve the terms of office and employment of Dr. Yitzhak Peterburg as Interim President and Chief Executive Officer.

Proposal 4: To approve a membership fee for directors serving on special or ad-hoc committees.

Proposal 5: To approve an amendment to the 2015 Long-Term Equity-Based Incentive Plan to increase the number of shares available for issuance thereunder.

Proposal 6: To approve Teva’s 2017 Executive Incentive Compensation Plan.

Proposal 7: To reduce Teva’s registered share capital to NIS 249,434,338, by canceling 424,247 Ordinary “A” Shares, par value NIS 0.1 per share and 5,232,377 ordinary shares, par value NIS 0.1 per share and to make corresponding amendments to Teva’s Memorandum of Association and Articles of Association.

Proposal 8: To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as Teva’s independent registered public accounting firm until the 2018 annual meeting of shareholders.

In addition, shareholders will consider Teva’s annual consolidated financial statements for the year ended December 31, 2016.

Teva urges all of its shareholders to review its annual report on Form 20-F, which is available on its website at www.tevapharm.com. If you would like a paper copy, you may contact Investor Relations in the United States at +1 (215) 591-8912 or in Israel at +972 (3) 926-7656.

RECORD DATE:	Only holders of ordinary shares (or American Depositary Shares representing such ordinary shares) of record at the close of business on June 13, 2017 will be entitled to vote at the Annual Meeting. Two holders of ordinary shares who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of such shares, shall constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

Dov Bergwerk

Senior Vice President,

June 8, 2017	Company Secretary

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    i

The Meeting

The 2017 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Ltd. (“we,” “us,” “our” or “Teva”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on July 13, 2017, at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only holders of ordinary shares (or American Depositary Shares (“ADSs”) representing such ordinary shares) of record at the close of business on June 13, 2017 will be entitled to vote at the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share (or each ADS representing such an ordinary share) shall entitle its holder to one vote on each matter properly submitted at the Annual Meeting.

Attendance at the Annual Meeting will be limited to holders of ordinary shares or ADSs, their legal proxy holders or their authorized persons. To gain admission to the Annual Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the record date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit a document of appointment, in accordance with Teva’s Articles of Association.

Holders of our mandatory convertible preferred shares do not have any voting rights or any other rights with respect to the Meeting.

Quorum; Required Vote; Voting Procedures

A minimum of two holders of ordinary shares who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of such shares, will constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two holders of ordinary shares present, in person or by proxy, who jointly hold twenty percent or more of such shares in Teva will then constitute a legal quorum.

The affirmative vote of the holders of a majority of Teva ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals, other than proposal 7. Proposal 7 requires the affirmative vote of the holders of seventy-five percent (75%) of Teva ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, to be adopted.

Under the terms of the Deposit Agreement among Teva and JPMorgan Chase Bank, N.A., acting as Depositary and the holders of ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with our Articles of Association) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary by the deadline set. If instructions are not received by the Depositary by the deadline, the ordinary shares represented by such uninstructed ADSs shall not be voted at the Meeting.

We are party to a stockholders agreement dated August 2, 2016 with Allergan plc, pursuant to which Allergan plc agreed to vote its 100,291,067 Teva shares (i) with respect to director elections, in favor of Teva’s slate of directors nominees; (ii) with respect to matters relating to the remuneration of directors, or insurance, indemnification or liability release of directors, in the same proportion as other shareholders vote and (iii) on other matters, in accordance with the recommendation of our Board of Directors and, in each case, in accordance with the provisions of the stockholders agreement. For further information please see Exhibit 99.2 of our Form 6-K filed on July 28, 2015.

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Proposal 1: Election of Directors

In recent years, we strengthened our Board of Directors with the addition of new highly qualified and talented directors, including several directors with global pharmaceutical experience and other qualifications, adding expertise as well as diversity to our Board of Directors. This year, our Board of Directors will undergo further change, with certain directors stepping down from office and the addition of new nominees who will add further diversity, talent and experience to the Board. Through these efforts, we have reduced the average tenure of our directors from 5.1 years of service prior to the Meeting to 2.4 after all nominations and departures contemplated herein, which is low compared to industry standards. We also reduced the average age of our directors from 67 prior to the Meeting to 63 after giving effect to all nominations and departures contemplated herein. Dr. Barer, our Chairman of the Board, is an independent director under NYSE regulations. Dr. Peterburg, our Interim President and Chief Executive Officer (the “Interim President and CEO”) serves on the Board, which facilitates collaboration between the Board of Directors and management. Corporate governance remains a high priority and we continue to evaluate the size and composition of the Board to ensure that it maintains dynamic, exceptionally qualified leadership.

Following the recommendation of our corporate governance and nominating committee, the Board of Directors recommends that shareholders approve the appointment of Dr. Sol J. Barer, Mr. Jean-Michel Halfon, Mr. Murray A. Goldberg and Mr. Nechemia (Chemi) J. Peres, as directors to serve until our 2020 annual meeting of shareholders, and Mr. Roberto Mignone and Dr. Perry D. Nisen as directors to serve until our 2019 annual meeting of shareholders. Dr. Barer and Mr. Halfon are currently members of the Board of Directors, and all nominees qualify as independent directors under NYSE regulations. If reappointed as a director at this Meeting, Dr. Barer will continue to serve as Chairman of the Board of Directors.

Following a recent amendment to Israeli regulations, we no longer designate any of our directors as statutory independent directors under Israeli law. Accordingly, if Mr. Halfon (who was previously designated as a statutory independent director) is not reelected at the Meeting, his term will end on July 30, 2017. The term of Mr. Nitzani (who was also previously designated as a statutory independent director) will end on September 25, 2017, following three consecutive terms as a statutory independent director beginning in 2008.

The Board of Directors recommends that shareholders vote FOR the appointment of Dr. Sol J. Barer, Mr. Jean-Michel Halfon, Mr. Murray A. Goldberg and Mr. Nechemia (Chemi) J. Peres, as directors, each to serve until Teva’s 2020 annual meeting of shareholders, and Mr. Roberto Mignone and Dr. Perry D. Nisen as directors, each to serve until Teva’s 2019 annual meeting of shareholders.

2     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Proposal 1: Election of Directors

Directors

The following table sets forth information regarding the directors of Teva as of the date hereof:

Name	Age	Director Since	Term Ends
Dr. Sol J. Barer – Chairman	70	2015	2017
Roger Abravanel	70	2007	2018
Rosemary A. Crane	57	2015	2018
Amir Elstein	61	2009	2019
Jean-Michel Halfon (1)	65	2014	2017
Gerald M. Lieberman	70	2015	2018
Galia Maor	74	2012	2018
Joseph Nitzani (1)	70	2008	2017
Dr. Yitzhak Peterburg (2)	66	2012	2019
Ory Slonim	74	2008	2017
Gabrielle Sulzberger (1)	56	2015	2018
(1)	Initially elected as a statutory independent director under the Israeli Companies Law, 5759-1999.
(2)	Dr. Peterburg also serves as our Interim President and CEO.

Persons Being Considered for Election at this Annual Meeting

Dr. Sol J. Barer Chairman of the Board Independent Director ∎ Age: 70 ∎ Director Since: 2015 Committees: – Science and Technology (Chair) – Corporate Responsibility

Dr. Barer became Chairman of the Board of Directors on February 6, 2017, after joining Teva’s Board of Directors in January 2015. Dr. Barer is Managing Partner at SJ Barer Consulting. He also serves as an advisor to the Israel Biotech Fund. From 1987 to 2011, he served in top leadership roles at Celgene Corporation, including as Executive Chairman from 2010 to 2011, Chairman and CEO from 2007 to 2010, CEO from 2006 to 2010, President and Chief Operating Officer from 1994 to 2006 and President from 1993 to 1994. Prior to that, he was a founder of the biotechnology group at the chemical company Celanese Corporation, which was later spun off as Celgene. Dr. Barer serves on the board of directors of Contrafect as lead director. He served on the board of Aegerion Pharmaceuticals from 2011 to November 2016, on the board of Amicus Therapeutics from 2009 to February 2017 and as Chairman of the Board of InspireMD from 2011 to June 2017. Dr. Barer is Chairman of the Board of Edge Therapeutics and Aevi Genomics (formerly Medgenics). Dr. Barer received his Ph.D. in organic and physical chemistry from Rutgers University and his B.S. in chemistry from Brooklyn College of the City University of New York.

Qualifications:

With his long career as a senior pharmaceutical executive and leadership roles in various biopharmaceutical companies, Dr. Barer provides broad and experienced knowledge of the global pharmaceutical business and industry as well as extensive scientific expertise.

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Proposal 1: Election of Directors

Jean-Michel Halfon Independent Director ∎ Age: 65 ∎ Director Since: 2014 Committees: – Human Resources and Compensation (Chair) – Audit (Vice Chair) – Science and Technology

Mr. Halfon joined Teva’s Board of Directors in 2014. He currently serves as an independent consultant, providing consulting services to pharmaceutical, distribution, healthcare IT and R&D companies. From 2008 to 2010, Mr. Halfon served as President and General Manager of Emerging Markets at Pfizer Inc., after serving in various senior management positions since 1989. From 1987 until 1989, Mr. Halfon served as Director of Marketing in France for Merck & Co., Inc. Mr. Halfon received a B.S. from Ecole Centrale des Arts et Manufactures and an M.B.A. from Institut Supérieur des Affaires.

Qualifications:

Mr. Halfon’s years of experience in senior management at leading pharmaceutical companies, particularly his experience with emerging markets, provides expertise in international pharmaceutical operations and marketing.

Murray A. Goldberg Independent Director Nominee ∎ Age: 72

Mr. Goldberg served in various leadership roles at Regeneron Pharmaceuticals from 1995 to 2015, including as Senior Vice President of Administration and Assistant Secretary from 2013 to 2015, as Chief Financial Officer and Senior Vice President, Finance and Administration and Assistant Secretary from 1995 to 2013 and as Treasurer from 1995 to 2012. From 1991 to 1995, Mr. Goldberg served as Chief Financial Officer and Vice President of Finance and Treasurer of PharmaGenics Inc. and as a director of PharmaGenics. From 1987 to 1990, he was a Managing Director at the Chase Manhattan Bank, and from 1973 to 1987, he held various managerial positions in finance and corporate development at American Cyanamid Company. Mr. Goldberg has served as a director of Aerie Pharmaceuticals since 2013 and serves as the chairman of its audit committee. Mr. Goldberg received a Bachelor’s degree in engineering from New York University, a Master’s degree in international economics from the London School of Economics and an M.B.A. from the University of Chicago.

Qualifications:

Mr. Goldberg’s many years of experience in leading pharmaceutical companies, together with his knowledge of financial matters, particularly in the pharmaceutical industry, will provide the Board with broad expertise in the global pharmaceutical business.

4     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Proposal 1: Election of Directors

Roberto A. Mignone Independent Director Nominee ∎ Age: 45

Mr. Mignone is the Founder and Managing Partner of Bridger Management LLC, a multi-billion dollar investment management firm specializing in long-term equity strategies, since 2000. Since inception, Bridger Management has focused on the healthcare sector and has developed considerable research expertise in support of its investments. In addition to health care, Bridger Management invests in global consumer, technology and financial services companies. Prior to Bridger Management, Mr. Mignone co-founded and served as a partner of Blue Ridge Capital LLC from 1996 to 2000, an investment management firm with specialties in health care, technology, media, telecommunications, and financial services. Mr. Mignone serves as a trustee and member of the Finance Committee and Nominating Committee of the New York University Langone Medical Center. He received a Bachelor of Arts degree in classics from Harvard College and an M.B.A from Harvard University Graduate School of Business Administration.

Qualifications:

With his long career as a global investment professional with a specialty in health care, Mr. Mignone will provide the Board with finance and management expertise with respect to large, complex pharmaceutical organizations.

Dr. Perry D. Nisen Independent Director Nominee ∎ Age: 61

Dr. Nisen currently serves as Chief Executive Officer and the Donald Bren Chief Executive Chair of Sanford Burnham Prebys Medical Discovery Institute. From 2004 to 2014, Dr. Nisen held various roles at GlaxoSmithKline, most recently as Senior Vice President, Science and Innovation. Prior to that, Dr. Nisen served as Divisional Vice President, Global Oncology Development and as Divisional Vice President, Cancer Research at Abbott Laboratories from 1997 to 2004. Previously, he was the Lowe Foundation Professor of Neuro-Oncology at the University of Texas Southwestern Medical Center. Dr. Nisen serves as a director of Mirna Therapeutics since 2016. He received a B.S. from Stanford University, a Master’s degree in molecular biology, M.D. and PhD from Albert Einstein College of Medicine.

Qualifications:

Dr. Nisen’s research and development experience, management positions in leading pharmaceutical companies and service on boards will provide a unique perspective on Teva’s business and R&D activities.

Nechemia (Chemi) J. Peres Independent Director Nominee ∎ Age: 58

Mr. Peres serves as the managing general partner and co-founder of Pitango Venture Capital, Israel’s largest venture capital group that invests across technology sectors from IT to healthcare, with over 220 portfolio companies, since its inception in 1996. Mr. Peres serves on the board of directors of numerous Pitango portfolio companies. Mr. Peres is also the founder of Mofet Israel Technology Fund, one of Israel’s first venture capital funds, since its inception in 1992. Mr. Peres is chairman of the Peres Center for Peace and Innovation. He co-founded and chaired the Israel Venture Association (IATI—Israel Advanced Technology Industries) and he chaired the Israel America Chamber of Commerce from 2008 to 2011. He received a Bachelor of Science in industrial engineering and management and an M.B.A. from Tel Aviv University.

Qualifications: With his pioneering financial and entrepreneurial background, Mr. Peres will provide the Board with a forward-thinking view on all financial and strategic matters.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    5

Proposal 1: Election of Directors

As required by Israeli law, all of the foregoing director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director.

Continuing Directors

Rosemary A. Crane Independent Director ∎ Age: 57 ∎ Director Since: 2015 Committees: – Science and Technology – Corporate Responsibility

Ms. Crane joined Teva’s Board of Directors in September 2015. Ms. Crane served as President and Chief Executive Officer of MELA Sciences, Inc. from 2013 to 2014. Ms. Crane was Head of Commercialization and a partner at Appletree Partners from 2011 to 2013. From 2008 to 2011, she served as President and Chief Executive Officer of Epocrates Inc. Ms. Crane served in various senior executive positions at Johnson & Johnson from 2002 to 2008, including as Group Chairman, OTC & Nutritional Group from 2006 to 2008, as Group Chairman, Consumer, Specialty Pharmaceuticals and Nutritionals from 2004 to 2006, and as Executive Vice President of Global Marketing for the Pharmaceutical Group from 2002 to 2004. Prior to that, she held various positions at Bristol-Myers Squibb from 1982 to 2002, including as President of U.S. Primary Care from 2000 to 2002 and as President of Global Marketing and Consumer Products from 1998 to 2000. Ms. Crane has served as Vice Chairman of the Board of Zealand Pharma A/S since 2015 and as a director of Unilife Corporation since October 2016. Ms. Crane received an M.B.A. from Kent State University and a B.A. in communications and English from the State University of New York.

Qualifications:

With over 30 years of experience in commercialization and business operations, primarily in the pharmaceutical and biotechnology industries, and more than 25 years of therapeutic and consumer drug launch expertise, Ms. Crane provides broad and experienced knowledge of the global pharmaceutical business and industry.

Amir Elstein Independent Director ∎ Age: 61 ∎ Director Since: 2009 Committees: – Corporate Governance and Nominating (Chair) – Finance and Investment (Vice Chair) – Science and Technology

Mr. Elstein rejoined Teva’s Board of Directors in 2009. From January 2014 to July 2014, he served as Vice Chairman of the Board of Directors of Teva. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd., Chairman of the Board of Governors of the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. Mr. Elstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein served as the Chairman of the Board of Directors of Israel Corporation from 2010 to 2013. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where his most recent position was Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem, an M.Sc. in solid state physics from the Hebrew University and a diploma of senior business management from the Hebrew University.

Qualifications:

Mr. Elstein’s leadership positions in various international corporations, including his experience as a chairman in international public companies and his service as an executive officer at Teva and other companies, provides global business management and pharmaceutical expertise.

6     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Proposal 1: Election of Directors

Gerald M. Lieberman Independent Director ∎ Age: 70 ∎ Director Since: 2015 Committees: – Human Resources and Compensation – Finance and Investment

Mr. Lieberman joined Teva’s Board of Directors in September 2015. Mr. Lieberman is currently a special advisor at Reverence Capital Partners, a private investment firm focused on the middle-market financial services industry. From 2000 to 2009, Mr. Lieberman was an executive at AllianceBernstein L.P., where he served as President and Chief Operating Officer from 2004 to 2009, as Chief Operating Officer from 2003 to 2004 and as Executive Vice President, Finance and Operations from 2000 to 2003. From 1998 to 2000, he served as Senior Vice President, Finance and Administration at Sanford C. Bernstein & Co., Inc., until it was acquired by Alliance Capital in 2000, forming AllianceBernstein L.P. Prior to that, he served in various executive positions at Fidelity Investments and at Citicorp. Prior to joining Citicorp he was a certified public accountant with Arthur Andersen. Mr. Lieberman serves on the board of directors of Entera Bio. He served on the board of directors of Forest Laboratories, LLC from 2011 to 2014, Computershare Ltd. from 2010 to 2012 and AllianceBernstein L.P. from 2004 to 2009. Mr. Lieberman received a B.S. Beta Gamma Sigma with honors in business from the University of Connecticut.

Qualifications:

With his many years of experience as an executive in leading financial services companies, Mr. Lieberman provides finance, risk management and operating expertise for large, complex organizations.

Galia Maor Independent Director ∎ Age: 74 ∎ Director Since: 2012 Committees: – Finance and Investment (Chair) – Audit – Corporate Governance and Nominating

Ms. Maor joined Teva’s Board of Directors in 2012. Ms. Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 to 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues. Ms. Maor serves as a director on the board of Strauss Group Ltd. Ms. Maor serves as a member of Council and on the Finance Committee of the Open University of Israel since 1988, as Chairperson of the Circle of Friends of Sheba Medical Center in Israel since 2013 and as member of the Board of Social Finance Israel (Social Impact Bond) since 2013. She served on the board of directors of Equity One, Inc. from 2012 to 2017. She holds a B.A. in economics and statistics and an M.B.A., both from the Hebrew University. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben Gurion University and Bar Ilan University.

Qualifications:

Ms. Maor’s experience in the private sector as one of Israel’s leading banking executives and as a senior executive at Bank of Israel, as well as her service in various committees regarding the Israeli capital market and banking system, provides financial, capital markets, accounting and regulatory expertise.

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Proposal 1: Election of Directors

Dr. Yitzhak Peterburg Interim President and CEO ∎ Age: 66 ∎ Director Since: 2012

Dr. Peterburg became Interim President and Chief Executive Officer in February 2017 after serving as Chairman of the Board of Directors since January 1, 2015. Dr. Peterburg rejoined Teva’s Board of Directors in 2012, after serving as Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011 and serving on Teva’s Board of Directors from 2009 until July 2010. Previously, he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005, Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002 and CEO of Soroka University Medical Center, Beer-Sheva, from 1995 to 1997. Dr. Peterburg currently serves on the board of directors of Regenera Pharma Ltd. and from 2012 until February 2017 he served on the board of directors of Rosetta Genomics Ltd. Dr. Peterburg received an M.D. degree from Hadassah Medical School and is board-certified in Pediatrics and Health Services Management. Dr. Peterburg received a doctoral degree in Health Administration from Columbia University and an M.Sc. degree in Information Systems from the London School of Economics. Dr. Peterburg is a professor at the School of Business, Ben-Gurion University.

Qualifications:

As Interim President and CEO and as an established leader in Israeli healthcare, Dr. Peterburg provides healthcare, pharmaceutical, management and comprehensive operational and business expertise as well as knowledge about Teva and its global operations.

Gabrielle Sulzberger Independent Director ∎ Age: 56 ∎ Director Since: 2015 Committees: – Human Resources and Compensation (Vice Chair) – Audit – Corporate Responsibility

Ms. Sulzberger joined Teva’s Board of Directors in September 2015. Ms. Sulzberger has served as General Partner and Investment Manager of Rustic Canyon/Fontis Partners, L.P., a diversified investment fund, since its inception in October 2005. Ms. Sulzberger has served on the board of directors of Whole Foods Market, Inc. since 2003. From 2004 to 2016 she chaired the audit committee, and she serves as Chairperson of the board of directors from 2017. Ms. Sulzberger serves on the board of directors of Brixmor Property Group since 2015, and currently chairs the Nominating and Governance Committee. She also serves on the board of trustees of the Ford Foundation. Ms. Sulzberger served on the board of directors of Stage Stores, Inc. from 2010 to 2015. She has also served as chief financial officer of several privately owned companies and as a principal in several private equity capital funds. Ms. Sulzberger received a B.A. in urban studies from Princeton University, a J.D. from Harvard Law School and an M.B.A. from Harvard Business School.

Qualifications:

Ms. Sulzberger’s entrepreneurial background, years of service as a public company director, including as chair of the audit committee, and her experience as a chief financial officer provides Teva with financial, leadership, strategy and risk assessment expertise.

Directors whose Service is Concluding at the Meeting

Roger Abravanel joined Teva’s Board of Directors in 2007. Mr. Abravanel informed the Board that in order to encourage continued refreshment and diversity of the Board, he will resign from the Board at the Annual Meeting. Mr. Abravanel’s current term would otherwise have concluded at the 2018 annual meeting of shareholders. Mr. Abravanel’s substantive contribution to the Board, its committees and Teva during his many years of service has been considerable and unique. We believe that Mr. Abravanel’s familiarity with Teva’s business and particularly his insight and expertise of the European market significantly broadened and strengthened Teva’s presence throughout Europe.

In recognition of Mr. Abravanel’s contribution to Teva and in order to assist Teva in its refreshment process, the Board intends to designate him as ‘director emeritus’ following his resignation and looks forward to benefitting from Mr. Abravanel’s extensive skills and experience in the future.

8     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Proposal 1: Election of Directors

Ory Slonim joined Teva’s Board of Directors in 2008 and served as Chairman of the corporate responsibility committee. Mr. Slonim informed the Board that in order to encourage continued refreshment and diversity of the Board, he does not wish to be considered for renomination for an additional term as a member of the Board.

Former Statutory Independent Director whose Term is Expiring in September

Joseph Nitzani joined Teva’s Board of Directors in 2008 and served as Chairman of the audit committee. Mr. Nitzani, who was previously designated as a statutory independent director, will end his term on September 25, 2017, following three consecutive terms as a statutory independent director. Mr. Nitzani informed the Board that he does not wish to be considered for renomination for an additional term as a member of the Board.

Board Practices

Our Board of Directors currently consists of 11 persons, including our Interim President and CEO, 10 of whom have been determined to be independent within the meaning of applicable NYSE regulations. Subject to election of all of the directors included in proposal 1 and following the departure of the above-mentioned directors, our Board of Directors will consist of 12 persons, including our Interim President and CEO, of whom 11 are independent under the NYSE regulations. Dr. Yitzhak Peterburg, our Interim President and CEO, is not independent under NYSE regulations during his term of service as Interim President and CEO.

Following a recent amendment to Israeli regulations, we have elected to comply with SEC and NYSE requirements for independent directors on the Board and audit and compensation committees, in lieu of the Israeli requirements for statutory independent directors and audit committee and compensation committee composition. Following such election, we no longer designate any of our directors as statutory independent directors or designated independent directors under Israeli law.

We currently maintain a policy to have at least three directors qualify as financial and accounting experts under Israeli law. Accordingly, the Board of Directors has determined that Mr. Gerald M. Lieberman, Ms. Galia Maor, Mr. Joseph Nitzani and Ms. Gabrielle Sulzberger are financial and accounting experts under such criteria.

Our directors are generally entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board or by court).

Board Diversity*

*	Following the departure of the above-mentioned directors and the election of the new recommended directors.

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Proposal 1: Election of Directors

Principles of Corporate Governance. We have adopted a set of corporate governance principles, which is available on our website at www.tevapharm.com. We place great emphasis on maintaining high standards of corporate governance and continuously evaluate and seek to improve our governance standards. These efforts are expressed in our corporate governance principles, our committee charters and the policies of our Board of Directors. Among other things, last year we introduced stock ownership requirements for our executive officers and adopted anti-pledging and anti-hedging policies for our executive officers and directors.

Annual Meetings. We encourage our directors to attend annual shareholder meetings.

Director Terms and Education. Our directors are generally elected in three classes for terms of approximately three years. Due to the complexity of our businesses and our extensive global activities, we value the insight and familiarity with our operations that a director is able to develop over his or her service on the Board of Directors. Because we believe that extended service on our Board enhances a director’s ability to make significant contributions to Teva, we do not believe that arbitrary term limits on directors’ service are appropriate. At the same time, it is the policy of the Board that directors should not expect to be renominated automatically.

In recent years, we strengthened our Board of Directors with the addition of new highly qualified and talented directors, adding expertise as well as diversity to our Board of Directors. This year, our Board of Directors will undergo further change, with certain directors departing, with the aim of adding new nominees who will add further diversity, talent and experience to the Board. Through these efforts, we have reduced the average tenure of our directors from 5.1 years of service prior to the meeting to 2.4 after all nominations and departures contemplated herein, which is low compared to industry standards. We also reduced the average age of our directors from 67 prior to the meeting to 63 after giving effect to all nominations and departures contemplated herein. Our Chairman of the Board is independent under NYSE regulations, and 10 out of 11 of our current directors are independent under NYSE regulations. Our only non-independent director is our Interim President and CEO, during his term of service as Interim President and CEO, which facilitates collaboration between the Board of Directors and management. We continue to evaluate the size and composition of our Board of Directors to ensure it maintains dynamic, exceptionally qualified members.

We provide an orientation program and a continuing education process for our directors, which include business and industry briefings, provision of materials, sessions from leading experts and professionals, meetings with key management and visits to Teva facilities. We evaluate and improve our education and orientation programs on an ongoing basis to ensure that our directors have the knowledge and background needed for them to best perform their duties.

Board Meetings. The Board of Directors holds at least six meetings each year to review significant developments affecting Teva and to consider matters requiring approval of the Board, with additional meetings scheduled when important matters require Board of Directors action between scheduled meetings. A majority of the meetings convened, but not fewer than four, must be in Israel. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility. Information regarding the number of Board and Board committee meetings and attendance rates for 2016 is presented in the table on page 13.

Executive Sessions of the Board. Selected members of management are typically invited by the Board of Directors to attend regularly scheduled Board meetings (or portions thereof). Our directors meet in executive session (i.e., without the presence of management, including our President and CEO) generally in connection with each regularly scheduled Board meeting and additionally as needed. Executive sessions are chaired by the Chairman of the Board.

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Proposal 1: Election of Directors

Board Role in Risk Oversight. Management is responsible for assessing and managing risk, subject to oversight by the Board of Directors. Our annual risk assessment process includes both a top-down review of strategic risks and a bottom-up review of operational risks, which are presented twice a year to the Board. The Board fulfills its oversight responsibility for risk assessment and management by reviewing risk management policies and the risk appetite of our operations and business strategy and by instructing its committees to assist and advise in their areas of expertise, as described below. Each committee provides regular updates to the full Board regarding its activities.

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The Board oversees our risk management policies and risk appetite, including operational risks and risks relating to our business strategy and transactions. Various committees of the Board assist the Board in this oversight responsibility in their respective areas of expertise.

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The audit committee assists the Board with the oversight of our financial reporting, independent auditors, internal controls and internal audit function. It is charged with identifying any flaws in business management and recommending remedies, detecting fraud risks and implementing anti-fraud measures. The audit committee further discusses our policies with respect to risk assessment and management with respect to our financial reporting.

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The corporate responsibility committee oversees our policies and practices for legal, regulatory and internal compliance (other than regarding financial reporting) and reviews policies and practices that may seriously impact our reputation.

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The finance and investment committee reviews our financial risk management policies, including our investment guidelines, financings and foreign exchange and currency hedging, as well as financial risk of certain transactions.

∎	Our human resources and compensation committee (the “Compensation Committee”) oversees compensation, retention, succession and other human resources-related issues and risks.

∎	The science and technology committee oversees risks relating to our intellectual property and research and development activities.

∎	The corporate governance and nominating committee overviews risks relating to our governance policies and initiatives.

Director Service Contracts. Except for equity awards that accelerate upon termination, we do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services. Information regarding director compensation can be found under “Director Compensation, Insurance, Exemption and Indemnification” below and in Items 6 and 10 of our annual report on Form 20-F for the year ended December 31, 2016.

Communications with the Board. Shareholders, employees and other interested parties can contact any director or committee of the Board of Directors by writing to them care of Teva Pharmaceutical Industries Ltd., 5 Basel Street, Petach Tikva, Israel, Attn: Company Secretary or Internal Auditor. Comments or complaints relating to our accounting, internal controls or auditing matters will also be referred to members of the audit committee, as well as other appropriate Teva bodies. The Board of Directors has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Nominees for Directors. In accordance with the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”) a nominee for service as a director must submit a declaration to us, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such. All of our directors, including those nominated for appointment as directors at the Meeting, have provided such declaration. A director who ceases to meet the statutory requirements to serve as a director must notify us to that effect immediately and his or her service as a director will terminate upon submission of such notice.

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Proposal 1: Election of Directors

No-Hedging Policy; No-Pledging Policy; Stock Ownership Guidelines. Our directors and executive officers are prohibited from hedging their equity-based awards and any other Teva securities held by them (whether subject to transfer restrictions or not), such as purchasing or selling options on Teva securities, purchasing or selling puts, calls, straddles, equity swaps or other derivative securities linked to Teva’s securities or engaging in “short” sales on Teva securities. The no-hedging policy applies to each director and each executive officer until one year following termination of service. Our directors and executive officers are also restricted from pledging Teva shares (provided that certain existing pledges must be unwound within approximately two years) according to Teva’s policy. Our executive officers are subject to stock ownership guidelines in order to align their long-term financial interests with the interests of our shareholders, promote Teva’s commitment to sound corporate governance and demonstrate the executive officers’ commitment to Teva. Under such guidelines, executive officers are required to hold a minimum amount of Teva shares, including any type of equity-based awards, determined as a multiple of the executive officer’s annual base salary (four times for the president and chief executive officer, two times for all other executive officers), subject to a transition period of up to five years.

Director Compensation, Insurance, Exemption and Indemnification

Pursuant to the Israeli Companies Law and regulations promulgated thereunder, any arrangement between Teva and a director relating to his or her compensation as a director or other position with Teva must generally be consistent with Teva’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) and approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority. Shareholder approval is not required in certain instances, for example, for the compensation granted to a director or a chief executive officer for the period following his or her appointment until the next general meeting of shareholders, provided such compensation is approved by the Compensation Committee and the Board of Directors, is consistent with the Compensation Policy and is on similar or less favorable terms than those of such person’s predecessor (the “Regulations”).

As approved at our 2015 annual general meeting of shareholders, each of our non-employee directors from time to time (other than our Chairman of the Board) is entitled to annual compensation comprised of: (i) an annual Board membership fee of $160,000 paid in cash; (ii) additional annual cash fees for service on Board committees ($20,000 for service on the audit committee, $15,000 for service on the Compensation Committee and $10,000 for service on each other committee); and (iii) an annual equity-based award in the form of restricted share units (“RSUs”) with an approximate aggregate fair market value of $130,000 as of the date of grant.

Our Chairman of the Board is entitled to an annual equity-based award in the form of RSUs with an approximate fair market value of $378,000 on the date of grant, as approved at our 2015 annual general meeting of shareholders. Accordingly, upon his appointment as Chairman on February 6, 2017, Dr. Barer was granted a pro-rata equity-based award with respect to his service as Chairman of the Board from February 6, 2017 until the Meeting. In addition, pursuant to the Regulations, from the day of his appointment as Chairman of the Board until the Meeting, Dr. Barer is entitled to: (i) a cash payment reflecting a pro-rata amount of the annual cash fee of $567,000; (ii) office and secretarial services at our corporate offices; (iii) payment or reimbursement of expenses incurred in the course of his service, including travel expenses; and (iv) payment or reimbursement of all expenses relating to the use of a cellular phone and a car under similar terms to those provided to our President and CEO. This compensation is similar to the compensation previously approved and paid to our former Chairman of the Board, Dr. Yitzhak Peterburg and to the compensation proposed for Dr. Barer as Chairman under proposal 2. As Chairman of the Board Dr. Barer is not entitled to any additional Board or committee membership fee.

In addition, Teva reimburses or covers its directors for expenses (including travel expenses) incurred in connection with meetings of the Board and its committees or performing other services for Teva in their capacity as directors in accordance with the Compensation Policy and Israeli law. Directors, including the Chairman of the Board, are also entitled to certain perquisites having an aggregate monetary value of no more than $10,000 per year per director.

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Proposal 1: Election of Directors

VAT, if applicable, is added to the above director compensation, in accordance with applicable law.

The aggregate compensation paid to our non-employee directors (excluding equity-based compensation) as a group during or with respect to 2016 was $2,817,068. In addition, 38,662 RSUs were awarded to our directors in 2016 under our 2015 Long-Term Equity-Based Incentive Plan, with an aggregate grant date fair value of approximately $1.8 million.

We purchase directors’ and officers’ liability insurance for our directors and executive officers, as approved by our shareholders and consistent with the Compensation Policy. In addition, we release our directors from liability and indemnify them to the fullest extent permitted by law and our Articles of Association, and provide them with indemnification and release agreements for this purpose, substantially in the form approved by our shareholders at our 2012 annual meeting.

Any director elected at the Meeting would be remunerated in the manner described above (and if approved, also in the manner described in proposals 2 and 4 below), and would benefit from the insurance, indemnification and release discussed above.

Committees of the Board

Our Articles of Association provide that the Board of Directors may delegate its powers to one or more committees as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. The Board of Directors has appointed the standing committees listed below, as well as ad-hoc committees appointed from time to time for specific purposes determined by the Board.

We have adopted charters for all of our standing committees, formalizing the committees’ procedures and duties. These committee charters are available on our website at www.tevapharm.com.

Current Committee Composition and Board and Committee Attendance

Name	Audit	Human Resources and Compensation	Corporate Governance and Nominating	Finance and Investment	Corporate Responsibility	Science and Technology
Dr. Sol J. Barer					∎	Chair
Roger Abravanel		∎	∎	∎
Rosemary A. Crane					∎	∎
Amir Elstein			Chair	Vice Chair		∎
Jean-Michel Halfon	Vice Chair	Chair				∎
Gerald M. Lieberman		∎		∎
Galia Maor	∎		∎	Chair
Joseph Nitzani	Chair	Vice Chair	∎	∎	∎
Dr. Yitzhak Peterburg
Ory Slonim	∎		Vice Chair		Chair
Gabrielle Sulzberger	∎	∎			∎
No. of meetings in 2016	11	11	4	5	4	5
Average attendance rate	98%	98%	100%	100%	90%	88%

In 2016, our Board of Directors met 11 times, with an average attendance rate of 94%. In 2016, each director attended at least 75% of the meetings of the Board and Board committees on which he or she served. In 2016, the Board of Directors and various Board committees met frequently to review and approve the important strategic activities throughout the year.

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Proposal 1: Election of Directors

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee. As a NYSE-listed company, Teva’s audit committee must be comprised solely of independent directors, as defined by SEC and NYSE regulations.

The responsibilities of our audit committee include, among others: (a) identifying flaws in the management of our business and making recommendations to the Board of Directors as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; (b) making determinations and considering providing approvals concerning certain related party transactions and certain actions involving conflicts of interest; (c) reviewing the internal auditor’s performance and approving the internal audit work program and examining our internal control structure and processes; and (d) examining the independent auditor’s scope of work and fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations. Furthermore, the audit committee discusses the financial statements and presents to the Board of Directors its recommendations with respect to the proposed financial statements.

In accordance with the Sarbanes-Oxley Act and NYSE requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. In addition, the audit committee is responsible for assisting the Board of Directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee also discusses our policies with respect to risk assessment and risk management with respect to financial reporting and risks that may be material to us and major legislative and regulatory developments that could materially impact Teva’s contingent liabilities and risks.

The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters; and its authority to engage advisors as determined by the audit committee.

All of the audit committee members have been determined to be independent as defined by SEC and NYSE regulations.

The Board of Directors has determined that, of the current directors on this committee, Galia Maor, Joseph Nitzani and Gabrielle Sulzberger are “audit committee financial experts” as defined by applicable SEC regulations.

Human Resources and Compensation Committee

Publicly held Israeli companies are required to appoint a compensation committee. Our Compensation Committee includes only independent directors, as defined by SEC and NYSE regulations.

The Compensation Committee is responsible for establishing annual and long-term performance goals and objectives for our executive officers, as well as reviewing our compensation philosophy and policies (including our Compensation Policy) and reviewing succession and talent development plans. The committee also evaluates the performance of our chief executive officer and other executive officers, makes recommendations to the Board of Directors regarding the compensation of our executive officers and directors, reviews any organizational restructuring pertaining to the roles, responsibilities and selection of executive officers and oversees our labor practices.

Corporate Governance and Nominating Committee

The role of our corporate governance and nominating committee is to (i) identify individuals who are qualified to become directors; (ii) recommend to the Board of Directors director nominees for each annual meeting of shareholders; and (iii) assist the Board of Directors in establishing and reviewing corporate governance principles and promoting good corporate governance at Teva.

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Proposal 1: Election of Directors

All of the committee members must be determined to be independent as defined by NYSE regulations.

Finance and Investment Committee

The role of our finance and investment committee is to assist the Board of Directors in fulfilling its responsibilities with respect to our financial and investment strategies and policies, including determining policies on these matters and monitoring implementation. It is also authorized to approve certain financial transactions (such as material loans and other financing arrangements) and review our financial risk management policies, as well as various other finance-related matters, including our global tax structure and allocation policies. According to the committee’s charter, at least one of the committee’s members must be qualified as a financial and accounting expert under SEC regulations and/or the Israeli Companies Law.

The Board of Directors has determined that, of the current directors on this committee, Gerald M. Lieberman, Galia Maor and Joseph Nitzani are financial and accounting experts under Israeli law.

Corporate Responsibility Committee

The role of our corporate responsibility committee is to oversee our: (i) commitment to being a responsible corporate citizen; (ii) policies and practices for complying with laws, regulations and internal procedures; (iii) policies and practices regarding issues that have the potential to seriously impact our reputation; (iv) global public policy positions; and (v) community outreach.

A majority of committee members must be determined to be independent as defined by NYSE regulations. The chairperson of the audit committee must serve as a member of the committee.

Science and Technology Committee

The science and technology committee oversees our overall strategic direction and investment in research and development and technological and scientific initiatives. As part of this responsibility, it reviews scientific and R&D strategy and priorities, scientific aspects of business development activities and technological trends. It assists the Board of Directors in risk management oversight relating to R&D and our intellectual property, and advises on our intellectual property strategy.

All members of the committee must be determined to have scientific, medical or other related expertise. A majority of committee members must be determined to be independent as defined by NYSE regulations.

Code of Business Conduct

Teva has adopted a code of business conduct applicable to its directors, executive officers, and all other employees. A copy of the code is available to every Teva employee on Teva’s intranet site, upon request to its human resources department, and to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on Teva’s website. The Board of Directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee. Teva has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

Corporate Governance Practices

Teva is in compliance with all corporate governance standards currently applicable to Teva under Israeli and U.S. laws, SEC regulations and NYSE listing standards.

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Proposal 1: Election of Directors

Related Party Transactions

In December 2012, we entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 (now designated by us as TV-45070) targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in phase 2 clinical development for neuropathic pain. Dr. Michael Hayden, our President of Global R&D and Chief Scientific Officer, is a founder, a minority shareholder and a member of the board of directors of Xenon. We paid Xenon an upfront fee of $41 million and may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. As required by the agreement, in November 2014, we invested an additional $10 million in Xenon in connection with its initial public offering. In order to avoid potential conflicts of interest, we have established certain procedures to exclude Dr. Hayden from involvement in Teva’s decision-making related to Xenon.

The related party transaction described above was reviewed and approved in accordance with the provisions of the Israeli Companies Law, Teva’s Articles of Association and Teva policy, as described in Teva’s annual report on Form 20-F for the year ended December 31, 2016, under “Item 10—Conflicts of Interest—Approval of Related Party Transactions.”

Executive Compensation

For information on the compensation granted to the five highest compensated office holders in Teva during or with respect to the year ended December 31, 2016, please see “Item 6—Directors, Senior Management and Employees—Compensation of Executive Officers and Directors—Individual Covered Executive Compensation” in Teva’s annual report on Form 20-F for the year ended December 31, 2016.

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Proposal 2: Compensation of the Chairman of the Board, Dr. Sol J. Barer

On February 6, 2017, the Board elected Dr. Sol J. Barer, a member of the Board since January 2015, as Chairman of the Board, succeeding Dr. Yitzhak Peterburg, who was appointed Interim President and CEO as of such date.

Pursuant to the Israeli Companies Law, any arrangement between Teva and a director relating to his or her compensation as a director or other position with Teva should generally be consistent with the Compensation Policy and approved by the Compensation Committee, the Board of Directors and the shareholders.

As mentioned above under “Director Compensation, Insurance, Exemption and Indemnification,” at our 2015 annual general meeting our shareholders approved a general framework for equity awards for our directors, including our Chairman of the Board, which entitles our Chairman of the Board to an annual equity-based award in the form of RSUs with an approximate fair market value of $378,000 on the date of grant. In addition to the equity award, pursuant to the Regulations, our Compensation Committee and the Board of Directors approved that, with respect to the period commencing on the day of his appointment as Chairman of the Board and ending at the Meeting, Dr. Barer is entitled to compensation similar to that of his predecessor, Dr. Yitzhak Peterburg, which includes an annual cash fee of $567,000 and certain secretarial and other services and benefits. Both the equity-based award and annual cash fee granted to Dr. Barer in connection with his appointment as Chairman of the Board on February 6, 2017 are pro-rated for the period from such date until the Meeting.

It is proposed to continue to compensate our Chairman of the Board in the same manner following the Meeting, taking into account the important duties undertaken by him and the extensive time and efforts required from him in managing and leading the Board of Directors, including overseeing our search to identify and appoint our next chief executive officer. This compensation is the same as that paid to our previous Chairman, which was approved by our shareholders, and is designed to align the Chairman’s interests with those of Teva and its shareholders over the long-term and provide a competitive compensation package for our Chairman, with a significant amount of his compensation (40%) provided in equity-based awards.

In their review, the Compensation Committee and the Board of Directors considered Teva’s compensation philosophy and the provisions of the Compensation Policy, as well as internal fairness and market trends. When determining this compensation structure for our previous Chairman in 2015, we used Radford, a leading executive compensation consulting firm, to conduct a benchmark study of peers to determine that the proposal is in line with market practice.

Pursuant to their review and consistent with the Compensation Policy, the Board of Directors, following the approval of the Compensation Committee, approved and recommends that shareholders approve the proposal that Dr. Barer continues to be compensated in a similar manner for so long as he serves as Chairman of the Board. Accordingly, it is proposed that shareholders approve that, in addition to annual equity-based awards pursuant to the framework previously approved at our 2015 annual general meeting of shareholders, our Chairman of the Board shall also be entitled to:

(i)	an annual fee of $567,000 paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment. In the event that Dr. Barer will serve only during a part of a year in such capacity, a pro-rata portion of the annual cash fee will be paid. There will be no board or committee membership fee in addition to this annual fee; and

(ii)	office and secretarial services at Teva’s corporate offices, payment or reimbursement of expenses incurred in connection with meetings of the Board and its committees or performing other services for Teva in his capacity as Chairman of the Board, including travel expenses, all expenses relating to the use of a cellular phone and the use of a car (including taxes related thereto).

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Proposal 2: Compensation of the Chairman of the Board, Dr. Sol J. Barer

VAT will be added to the above compensation in accordance with applicable law.

In addition, similar to other directors and consistent with the Compensation Policy, Dr. Barer will be entitled to certain perquisites having an aggregate monetary value of no more than $10,000 per year.

Dr. Barer will also continue to benefit from the insurance, indemnification and release discussed above.

The Board of Directors recommends that shareholders vote FOR the approval of the compensation of the Chairman of the Board, as described above.

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Proposal 3: Terms of Office and Employment of the Interim President and CEO, Dr. Peterburg

On February 6, 2017, our Board of Directors announced the appointment of our then Chairman of the Board, Dr. Yitzhak Peterburg, as our Interim President and CEO with immediate effect, succeeding Mr. Erez Vigodman, who stepped down as our President and CEO and as a member of the Board of Directors. While Dr. Peterburg serves as our Interim President and CEO, we are continuing our search to identify and appoint our next chief executive officer.

Although Dr. Peterburg stepped down from his role as Chairman in order to serve as Interim Chief Executive Officer as required by the Israeli Companies Law, he continues to serve as a member of the Board of Directors. Since his appointment as our Interim President and CEO and for as long as he continues to serve in such position or otherwise be employed by Teva, Dr. Peterburg was not and will not be entitled to any payments in his capacity as a member of the Board or any committee thereof.

Pursuant to the Israeli Companies Law, any arrangement between Teva and a director relating to his or her compensation as a director, or to his or her employment in any other position with Teva, including as interim chief executive officer, must generally be consistent with the Compensation Policy. Such arrangements generally require the approval of the Compensation Committee, Board and shareholders.

In accordance with the Regulations, the Compensation Committee and the Board approved that, effective as of his appointment as Interim President and CEO and until the Meeting, Dr. Peterburg is entitled to similar terms of office and employment, which are no more beneficial than those previously approved by our shareholders for our previous President and CEO, Mr. Vigodman (“Previous CEO Compensation”).

When determining the compensation to be granted to Dr. Peterburg, with respect to the period before the Meeting and thereafter, the Compensation Committee and the Board took into account the special circumstances of Dr. Peterburg’s appointment as Interim President and CEO, his acceptance to immediately assume such position while stepping down from his role as Chairman of the Board and the challenges he faces. In their review, the Compensation Committee and the Board also considered Teva’s compensation philosophy and objectives, internal fairness and market trends and other relevant factors as required by law and the Compensation Policy. Based on a benchmark study of Teva peer companies performed by Willis Towers Watson, a leading executive compensation consulting firm, such terms are at market median for base salary and total target cash compensation and approximately 30% below market median for equity-based compensation and total target direct compensation.

We continue to use the same comparator group for benchmarking purposes, including publicly traded global companies from the pharmaceutical and biotechnology sectors with comparable revenues and market cap to Teva. The peer group contains 19 companies including AbbVie Inc., Allergan plc, Amgen Inc., Astellas Pharma Inc., AstraZeneca plc, Bayer AG, Bristol-Myers Squibb Company, Eli Lilly and Company, Gilead Sciences Inc., GlaxoSmithKline plc, Merck & Co. Inc., Merck KGaA, Mylan NV, Novartis AG, Novo Nordisk A/S, Pfizer Inc., Roche Holding AG, Sanofi and Takeda Pharmaceutical Company Ltd.

Upon review and following approval by the Compensation Committee and consistent with the Compensation Policy, the Board of Directors approved and recommends that shareholders approve that Dr. Peterburg continue to be compensated in the same manner as our previous President and CEO, Mr. Vigodman, for so long as he serves as Interim President and CEO, subject to the changes described in item (iv) below.

Such terms include (i) a monthly base salary of NIS 488,520 (approximately $129,716, according to the monthly average conversion rate for the 12 months immediately prior to the date hereof) or an annual base salary of NIS 5,862,240 (approximately $1,556,596); (ii) an annual cash bonus based on achievement of quantitative and qualitative performance goals (pro-rated for service during a partial year) with an annual

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Proposal 3: Terms of Office and Employment of the Interim President and CEO, Dr. Peterburg

target amount set at 140% of his annual base salary and an annual maximum amount set at 200% of his annual base salary, having objectives and subject to payout and other terms consistent with the Previous CEO Compensation (the objectives for 2017 are described in the following paragraphs); (iii) an annual equity award in an aggregate target fair market value of $4.5 million under terms consistent with the Previous CEO Compensation, with one third of such annual award being granted in the form of options to purchase Teva shares, one third in performance share units (“PSUs”) and one third in RSUs, calculated in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle and in accordance with Teva practice; and (iv) termination arrangements similar to those included in the Previous CEO Compensation, with the exception that Dr. Peterburg will not be entitled to any payment with respect to his obligation not to compete with Teva and that following termination of his service as Interim President and CEO without cause he will be entitled to continued vesting of the equity-based awards granted to him as Interim President and CEO according to their original vesting schedule, with the options remaining exercisable until their expiration date and with PSUs earned based on actual performance during the performance period. Dr. Peterburg will also continue to benefit from insurance, indemnification and release as discussed above.

Regarding the annual cash bonus, the Compensation Committee and the Board approved the following objectives for the year 2017: 80% of the annual cash bonus are comprised of the following objectives: 25% non-GAAP earnings per share, 20% net revenue (subject to adjustment for currency fluctuations), 25% free cash flow (excluding legal settlements), 15% quality, safety and compliance and 15% value generation.

20% of the annual cash bonus is based on an evaluation of overall performance, based on the discretion of the Compensation Committee and the Board and/or on quantitative and qualitative performance measures, such as implementing Teva’s strategy and risk management as well as demonstrating internal and external leadership.

For a more detailed description of the compensation of our previous President and CEO, please see our proxy statements for our 2014 Special Meeting of Shareholders and 2014, 2015 and 2016 Annual General Meetings.

Dr. Peterburg’s compensation as Interim President and CEO since his appointment (in terms of cost to Teva) included base salary of approximately $495,698 and benefits and perquisites in an aggregate value of approximately $196,637. None of the equity-based awards granted to him as Interim President and CEO have vested.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the terms of office and employment of Dr. Yitzhak Peterburg, Teva’s Interim President and Chief Executive Officer, as described above.

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Proposal 4: Membership Fee for Directors Serving on Special or Ad-Hoc Committees

Pursuant to the Israeli Companies Law, any arrangement between Teva and a director relating to his or her compensation as a director or other position with Teva should generally be consistent with the Compensation Policy and approved by the Compensation Committee, the Board of Directors and the shareholders.

As approved at our 2015 annual general meeting of shareholders and described above under “Director Compensation, Insurance, Exemption and Indemnification,” each of our non-employee directors (other than our Chairman) from time to time is entitled to receive:

(i)	An annual Board membership cash fee of $160,000;

(ii)	Annual cash fees for service on Board committees ($20,000 for service on the audit committee, $15,000 for the Compensation Committee and $10,000 for each other committee); and

(iii)	An annual equity-based award in the form of RSUs, with an approximate aggregate fair market value on the date of grant of $130,000.

Our Compensation Policy allows us to provide directors who take on increased duties on behalf of Teva with different cash payments and/or equity-based awards, in recognition of their increased duties.

Teva’s strategic and business needs often create complex situations that require special attention of its directors, which may be more appropriately served by establishing special or ad-hoc committees of the Board to address and handle special matters from time to time. Special or ad-hoc committees can be appointed for limited time periods to address important matters such as certain litigation matters. They can be comprised solely of directors or of both directors and external advisors and experts. Since these committees are established for a special purpose, they tend to convene rather intensively over a relatively short period of time, usually less than a year.

Therefore, the Compensation Committee and the Board approved and recommend that shareholders approve that effective as of January 1, 2017, each of Teva’s non-employee directors (whether currently in office or appointed in the future) shall be entitled to receive an additional annual cash fee for his or her membership on each special or ad-hoc committee, in an amount equal to $20,000 per annum, paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the membership fee for directors who are members of any special or ad-hoc committees, as described above.

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Proposal 5: Amendment to the 2015 Long-Term Equity-Based Incentive Plan to Increase the Number of Shares Available for Issuance Thereunder

Overview of the 2015 Plan Amendment

The Board of Directors approved and recommends that shareholders approve an amendment to Teva’s 2015 Long-Term Equity-Based Incentive Plan (as amended, the “2015 Plan”) to increase the number of ordinary shares or ADSs representing ordinary shares of Teva (collectively, “shares”) available for issuance thereunder by an additional 65,000,000 shares. No changes are being made to the 2015 Plan, other than to increase the number of shares available for issuance thereunder.

The 2015 Plan is the primary plan under which equity-based awards are awarded on a worldwide basis to key employees, officers and directors of and consultants to Teva and its affiliates. The 2015 Plan, which replaced our 2010 Long-Term Equity-Based Incentive Plan (the “2010 Plan”), was approved at our 2015 annual general meeting of shareholders and amended at our 2016 annual general meeting of shareholders in order to increase the number of shares reserved for issuance thereunder. The 2015 Plan allows for the grant of options, restricted shares, RSUs, performance awards, share appreciation rights (“SARs”) and other share-based awards. Currently, prior to the amendment to the 2015 Plan proposed to be approved at this Meeting, the maximum number of shares available for the grant of awards thereunder is 77,000,000. In addition, to the extent that any outstanding grant under the 2010 Plan expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the holder of the full number of shares to which the grant related, the number of such undelivered shares will increase the maximum number of shares available for grant under the 2015 Plan up to a maximum of 41,283,682 shares (subject to adjustment in accordance with the terms of the 2015 Plan). Under the 2015 Plan, if amended, Teva will be authorized to issue an additional 65,000,000 shares (i.e., shares not already available for grant under the 2015 Plan). This proposal to increase the number of shares reserved under the 2015 Plan by an additional 65,000,000 anticipates our changing status from foreign private issuer to U.S domestic issuers as described below under “Additional Information Regarding the Meeting—Foreign Private Issuer Status” and is in line with practices of other U.S. domestic issuers of our size and industry.

Following the completion of our acquisition of Allergan plc’s worldwide generics pharmaceutical business in August 2016 (“Actavis Generics”), our work force increased from approximately 43,000 to approximately 57,000 employees as of December 31, 2016. The primary purpose of this proposed increase in the share reserve under the 2015 Plan is to ensure that we will have a sufficient amount of shares available for annual equity award grants to our considerably larger work force.

If the requisite shareholder approval of the amendment to the 2015 Plan is not obtained, the amendment will not take effect, but we may continue to grant awards under the 2015 Plan in accordance with the terms and conditions thereof. The Board of Directors believes that the increase in the shares available under the 2015 Plan will serve a critical role in attracting and retaining the high caliber officers, employees, directors and consultants essential to Teva’s success and in motivating these individuals to enhance Teva’s growth and profitability. The Board of Directors also believes that share ownership by these individuals provides performance incentives and fosters long-term commitment to Teva’s benefit and to the benefit of Teva’s shareholders. Therefore, the Board of Directors urges stockholders to approve the amendment to the 2015 Plan to increase the shares available for issuance thereunder.

Awards Outstanding under the 2015 Plan and the 2010 Plan

As of May 31, 2017, there were (i) 29,047,057 shares subject to awards granted under the 2015 Plan outstanding (including 23,807,212 options having a weighted average exercise price of $35.45 per share and a weighted average remaining contractual life of approximately 9.35 years and (ii) 27,595,581 shares remaining available for the grant of awards under the 2015 Plan (without giving effect to approval of the amendment to the 2015 Plan under this proposal 5). In addition, as of May 31, 2017 there were 22,742,400

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Proposal 5: Amendment to the 2015 Long-Term Equity-Based Incentive Plan

shares subject to awards granted under the 2010 Plan (including 21,604,692 options having a weighted average exercise price of $47.54 per share and a weighted average remaining contractual life of approximately 6.14 years). Due to its expiration, no shares remain available for the grant of awards under the 2010 Plan.

The Compensation Committee carefully monitors our annual burn rate and total dilution by granting only the appropriate number of share-based awards that it believes are necessary to attract, reward and retain employees, non-employee directors and other service providers. Burn rate, or run rate, refers to how fast a company uses the supply of shares authorized for issuance under its share incentive plan. Over the last three years, we have maintained an average burn rate of only 1.9% of shares outstanding per year. Dilution measures the degree to which our shareholders’ ownership has been diluted by share-based compensation awarded under our share plans. The following table shows our burn rate and dilution percentages over the past three years:

Key Equity Metric	2016	2015	2014
Burn rate (1)	2.15%	1.8%	1.6%
Dilution (2)	3.34%	2.7%	3.1%
(1)	Burn rate is calculated by dividing the number of shares subject to equity awards granted during the year by the weighted average number of shares outstanding during the year.
(2)	Dilution is calculated by dividing the number of shares subject to equity awards outstanding at the end of the fiscal year by the number of shares outstanding at the end of the fiscal year.

Key Features of the 2015 Plan

The 2015 Plan and Teva’s other related governance practices and policies have a number of features that are designed to protect shareholder interests. Some of these features are set forth below and are described more fully under the heading “Summary of the 2015 Plan.” The description of these features and the summary provided below do not provide a complete description of all the provisions of the 2015 Plan. The full text of the 2015 Plan, as amended by this proposal 5, is attached as Exhibit A hereto, and the description and summary below are qualified in their entirety by reference to Exhibit A.

∎

No “evergreen” provision. The 2015 Plan does not contain an “evergreen” provision. The number of shares available is capped, and there is no formula providing for any automatic increase in the number of shares available.

∎

Fungible share pool. The 2015 Plan uses a fungible share pool under which each option and SAR counts as one share against the plan share reserve and each “full-value” award (which includes any award other than options or SARs) counts against the plan share reserve according to a ratio determined on or about the grant date, based on the fair value of the “full value” award to the fair value of an option or SAR, as applicable.

∎	No liberal share counting. The 2015 Plan prohibits the reuse of shares withheld, repurchased or delivered to satisfy the exercise price, base price or taxes relating to an award.

∎	No repricing. The 2015 Plan prohibits the repricing of awards without shareholder approval.

∎	No discounted options or SARs. All options and SARs must have an exercise price or base price equal to or greater than the fair market value of the underlying shares on the date of grant.

∎

No liberal definition of “change in control.” The change in control definition contained in the 2015 Plan is not a “liberal” definition that would be triggered on mere shareholder approval of a transaction.

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Proposal 5: Amendment to the 2015 Long-Term Equity-Based Incentive Plan

∎

Minimum vesting requirements. Subject to certain limited exceptions, except for awards granted to non-employee directors, no options, restricted shares, RSUs, SARs or performance awards under the 2015 Plan may vest or become exercisable, if subject to exercise, earlier than the first anniversary of the date of grant.

∎	Limitation on term of options and SARs. The maximum term of an option or SAR under the 2015 Plan is 10 years.

∎

No dividends or dividend equivalents on unearned awards. The 2015 Plan generally provides that cash dividends and share dividends, if any, with respect to restricted shares will be withheld by Teva and will be subject to vesting and forfeiture to the same degree as the restricted shares to which such dividends relate. The 2015 Plan further prohibits the current payment of dividends or dividend equivalent rights on unvested or unearned awards, including performance awards.

∎

Double-trigger vesting. The 2015 Plan does not provide for accelerated vesting of awards that are assumed or substituted in connection with a change in control, unless the participant experiences a qualifying termination of employment within 2 years thereafter.

∎	Clawback. Awards granted under the 2015 Plan are subject to Teva’s clawback and/or recoupment policies.

∎

Limitation on amendments. No amendments to the 2015 Plan can be made without shareholder approval if any such amendment would require shareholder approval pursuant to applicable law or the applicable rules of the national securities exchange on which Teva’s shares are principally listed or would diminish the prohibitions on repricing options or SARs.

∎

Limitation on awards to office holders (as defined in the Israeli Companies Law). Unless otherwise determined by the Committee (as defined below) and the Board of Directors and approved in accordance with the Israeli Companies Law, any award granted under the 2015 Plan to a director or executive officer is subject to the Compensation Policy.

Summary of the 2015 Plan

As discussed above, other than with respect to the increase in the number of shares available for issuance under the 2015 Plan, the amendment will not affect the terms of the 2015 Plan. The following is a summary of certain material features of the 2015 Plan.

Term of the 2015 Plan

No awards will be granted under the 2015 Plan on or after September 2, 2020, although awards granted under the 2015 Plan may have terms that extend, and awards may be exercised, beyond that date.

Shares Available for Issuance under the 2015 Plan

The 2015 Plan currently reserves a maximum of 77,000,000 shares in a “fungible pool” available for issuance thereunder (or pursuant to the exercise of options or SARs, or the settlement of awards subject to settlement, to be granted thereunder). If the proposed amendment to the 2015 Plan is approved by shareholders, an additional 65,000,000 shares will be available for future issuance under the 2015 Plan. The pool of available shares will be reduced by one share for every option or SAR that is granted. Each “full-value” award will reduce the pool according to a ratio determined on or about the grant date, based on the fair value of the “full value” award to the fair value of an option or SAR, as applicable. “Full-value” awards are any awards other than options or SARs, including restricted shares, RSUs, performance awards and other share-based awards denominated in full shares.

If at any time Teva is subject to Section 162(m) of the U.S. Internal Revenue Code of 1986, the maximum number of shares with respect to which options, SARs or performance awards that may be granted to any

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Proposal 5: Amendment to the 2015 Long-Term Equity-Based Incentive Plan

individual pursuant to the 2015 Plan in any one calendar year shall not exceed the maximum number of shares available for issue under the 2015 Plan.

Any shares underlying an award granted under the 2015 Plan that are not delivered as a result of an award that has expired, or has been canceled, forfeited, settled in cash or otherwise terminated without delivery to the participant of the full number of shares to which the award related may be used for the grant of additional awards under the 2015 Plan; however, shares withheld from an award in payment of the exercise price or taxes relating thereto will constitute shares delivered under the 2015 Plan and will not again be available for issuance thereunder. To the extent that any outstanding grant under the 2010 Plan expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the holder of the full number of shares to which the grant related, the number of such undelivered shares will increase the maximum number of shares available for grant under the 2015 Plan up to a maximum of 41,283,682 shares (subject to adjustment in accordance with the terms of the 2015 Plan). Equity-based awards assumed or substituted by Teva or its affiliates as part of a corporate transaction (including, without limitation, from an entity that is merged into or with Teva, acquired by Teva or otherwise involved in a similar corporate transaction with Teva) will not count against the number of shares reserved and available for issuance pursuant to the 2015 Plan.

Awards and the shares authorized under the 2015 Plan are subject to adjustment as described below under “Other Information—Change in Capital Structure.”

Purpose

The 2015 Plan is the primary plan under which equity-based awards are awarded on a worldwide basis to “eligible persons” (including employees and directors). Its purpose is to assist Teva in (a) attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to Teva and its affiliates, and (b) promoting the creation of long-term value for shareholders of Teva by closely aligning the interests of such individuals with those of such shareholders.

Plan Administration

Except as described below and as required by law, the 2015 Plan is administered by a committee of the Board of Directors (the “Committee”) consisting of two or more members of the Board of Directors, each of whom is an “independent director” for purposes of the rules and regulations of the New York Stock Exchange (or other principal United States national securities exchange on which Teva’s shares are listed and traded on the relevant date). Unless otherwise determined by the Board of Directors, the Compensation Committee will act as the Committee. Subject to applicable law, the Committee has the power to, among other things, allocate shares to each subplan under the 2015 Plan (each a “Subplan”) and determine the types of awards to be granted thereunder, establish policies applicable to awards, approve eligible participants, determine the type or types of incentives to be granted to each participant, and the terms and conditions of any awards granted, and interpret and administer the 2015 Plan or applicable Subplan and any award agreement. The terms and provisions of awards and the related agreements need not be uniform among participants, whether or not such participants are similarly situated. Any action taken or to be taken by the Committee arising out of or in connection with the administration of the 2015 Plan or any Subplan will, to the maximum extent permitted by applicable law, be within its discretion and will be final, binding and conclusive upon Teva, its affiliates and all participants.

The Committee may delegate its authority to perform certain functions to officers or employees of Teva or its affiliates, to the extent such permitted under applicable law; provided, however, that any action of the Committee relating to an award intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), must be taken by a Committee consisting solely of two or more members who are “outside directors” within the meaning of Treasury Regulation Section 1.162-27(c) under Section 162(m) of the Code.

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Proposal 5: Amendment to the 2015 Long-Term Equity-Based Incentive Plan

The Board of Directors retains exclusive authority to approve one or more Subplans that will be established in accordance with the overall terms of the 2015 Plan to facilitate local administration of the 2015 Plan in various jurisdictions in which Teva and its affiliates operate, to conform the 2015 Plan with legal requirements of such jurisdictions, and to allow for favorable tax treatment under applicable local tax laws.

Eligibility

Directors, employees and consultants of, and persons who have accepted employment with or entered into a service agreement with, Teva and its affiliates who have been approved by the Committee as participants are eligible to receive awards under the 2015 Plan. However, awards granted to “office holders” of Teva (as defined in the Israeli Companies Law) are subject to the Compensation Policy adopted by Teva in accordance with the Israeli Companies Law, unless otherwise approved by applicable law.

Types of Awards Available Under the 2015 Plan

Options; Restricted Shares; RSUs; Performance Awards; SARs. Options, restricted shares, RSUs (which are notional units that each represent the right to receive one share (or the cash value thereof, if determined by the Committee) upon a specified settlement date), performance awards and SARs, may be granted to participants under the 2015 Plan on such terms and conditions as the Committee determines, subject to certain limitations imposed by the 2015 Plan. While subject to vesting conditions, restricted shares may not be transferred, and each certificate for such shares will contain a legend giving appropriate notice of the restrictions applicable to the grant.

The exercise price of each option or SAR may not be less than 100% of the fair market value of one share on the date the option or SAR, as the case may be, is granted, and the term of each option or SAR may not exceed ten years from the date of grant.

Generally, the vesting of options, restricted shares, RSUs, performance awards and SARs will be subject to the participant’s continued employment with Teva or an affiliate, as applicable, during a period designated by the Committee at the time of grant; provided, however, that, subject to any acceleration of vesting in connection with a change in control of Teva (as defined in the 2015 Plan) or certain similar corporate transactions, except for awards granted to non-employee directors, no options, restricted shares, RSUs, performance awards or SARs granted under the 2015 Plan may vest or become exercisable, if subject to exercise, earlier than the first anniversary of the date of grant. In addition, the Committee may require that certain performance objectives be met for purposes of vesting in awards of options, restricted shares, RSUs or SARs.

Unless otherwise provided in a Subplan or award agreement or otherwise determined by the Committee, if a participant ceases to be employed by Teva or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by Teva or such affiliate for cause, such participant’s options and SARs will remain exercisable, to the extent exercisable at the time of cessation of employment, for a period not extending beyond 90 days after the date of cessation of employment, and in no event beyond the original expiration date of the option or SAR, such participant’s restricted shares, unvested RSUs and unearned and unvested performance awards will be forfeited for no consideration, and such participant’s vested RSUs will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where Company or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, such participant’s options and SARs (both vested and unvested) will expire immediately, and such participant’s unvested restricted shares, RSUs (both vested and unvested) and performance awards (to the extent not yet paid) will be forfeited for no consideration. In the event of termination due to death or disability, the participant’s options, restricted shares, RSUs and SARs will immediately become vested (with any performance-based vesting options and SARs vesting based on target level of performance) and any options or SARs will remain exercisable through the original expiration date of such options or SARs, and

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Proposal 5: Amendment to the 2015 Long-Term Equity-Based Incentive Plan

the participant’s performance awards will immediately become vested and paid out based on target level of performance.

During the vesting period for restricted shares granted under the 2015 Plan, a participant will be entitled to vote such shares. Unless otherwise set forth in a Subplan or an award agreement, cash dividends and share dividends, if any, with respect to restricted shares will be withheld by Teva for the participant’s account, generally without interest, and will be subject to vesting and forfeiture to the same degree as the restricted shares to which such dividends relate. Unless otherwise set forth in a Subplan or an award agreement, no dividends or dividend equivalents will be paid on RSUs or performance awards. Dividends or dividend equivalents, if any, with respect to RSUs or performance awards will generally be withheld by Teva for the participant’s account without interest and will be subject to vesting and forfeiture to the same degree as the awards to which such dividends or dividend equivalents relate. No dividends or dividend equivalents will be paid with respect to options or SARs.

Other Share-Based Awards. The Committee may grant other awards payable or denominated in shares, which may be granted to participants based on such terms and conditions not inconsistent with the terms of the 2015 Plan and which may be made as additional compensation for services rendered by a participant or may be in lieu of cash or other compensation.

Performance Objectives

As noted above, the Committee may condition the grant of options, restricted shares, RSUs, performance awards or SARs on the satisfaction of performance objectives. Performance objectives applicable to any award to a “covered employee” as defined in Section 162(m) of the Code will be based on specified levels of or change in one or more of the following business criteria: (i) earnings, including net earnings, total earnings, operating earnings, earnings growth, operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth, or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, return on equity, financial return ratios, or internal rates of return; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (discounted or otherwise), net cash provided by operations or cash flow in excess of cost of capital, working capital turnover; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) balance sheet measurements; (xiv) cumulative earnings per share growth; (xv) operating margin, profit margin, or gross margin; (xvi) stock price or total stockholder return; (xvii) cost or expense targets, reductions and savings, productivity and efficiencies; (xviii) sales or sales growth; (xix) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures, and similar transactions, and budget comparisons; (xx) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, the formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; or (xxi) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Committee.

Other Information

Amendments to or Termination of the Plan. The Board of Directors may from time to time amend the 2015 Plan as permitted by applicable statutes, rules and regulations, except that it may not, without the consent of the participants affected, revoke or alter, in a manner unfavorable to participants, any awards then outstanding. Additionally, the Board of Directors may not, without shareholder approval, amend the

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Proposal 5: Amendment to the 2015 Long-Term Equity-Based Incentive Plan

2015 Plan where shareholder approval is required by applicable law or regulation, or the applicable rules of the national securities exchange on which the shares are principally listed, or effect any repricing of awards thereunder. The Board of Directors may discontinue the 2015 Plan at any time.

Transferability. Awards granted under the 2015 Plan are not assignable or transferable, except for limited circumstances upon a grantee’s death or as determined by the Committee pursuant to the terms of any written award agreement.

Change in Capital Structure. In the event of any change in the outstanding shares or the capital structure of Teva, the declaration of any extraordinary dividend, or any change in applicable laws or circumstances that results or could result in the substantial dilution or enlargement of participants’ rights, the Committee will equitably and proportionately adjust or substitute the aggregate number of shares that may be granted pursuant to awards, the number of shares covered by outstanding awards, and the price per share of each award under the 2015 Plan, as determined by the Committee in its sole discretion.

Change in Control Provisions. Under the 2015 Plan, unless otherwise provided in an award agreement or guidelines approved by the Board of Directors or the Committee, in the event of a change in control of Teva or certain similar corporate transactions, the Committee may, in its discretion, provide for any one or more of the following: (i) the assumption or substitution of such awards in connection with such event; (ii) the accelerated vesting of any awards; (iii) the cancellation of any or all outstanding awards upon the consummation of such event, such that award holders will receive a payment in respect of such cancellation based on the per-share consideration being received by Teva’s shareholders in connection with such change in control; and (iv) subject to applicable law, the replacement of outstanding awards with a cash incentive program that preserves the value of the replaced awards and contains identical vesting conditions. With respect to any award that is assumed or substituted in connection with a change in control of Teva, the vesting, payment, purchase or distribution of an award will not be accelerated by reason of the change in control for any participant unless the participant’s employment is involuntarily terminated during the two-year period commencing on the change in control.

Events constituting a change in control of Teva or similar corporate transaction under the 2015 Plan include (1) a change in the ownership or control of Teva pursuant to which any person acquires more than 50% of the total combined voting power of Teva’s securities; (2) the replacement of at least a majority of the members of the Board (other than directors whose election or nomination for election are approved by two-thirds of the then-current members of the Board) within a 24-month period; (3) a sale of all or substantially all of Teva’s assets; (4) a merger or consolidation in which Teva is not the surviving entity or in which Teva’s shareholders receive securities of another corporation, cash, and/or other property; (5) a sale, divesture, spin-off or other similar transaction in which any affiliate of Teva ceases to be an affiliate, with respect to outstanding awards held by participants who experience a termination of employment on account of such event only; and (6) the reorganization or liquidation of Teva.

The Board of Directors recommends that shareholders vote FOR the approval of the amendment to Teva’s 2015 Long-Term Equity-Based Incentive Plan to increase the number of shares available for issuance thereunder.

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Proposal 6: 2017 Executive Incentive Compensation Plan

The Compensation Committee and the Board of Directors has approved and recommends that shareholders approve Teva’s 2017 Executive Incentive Compensation Plan (the “Incentive Plan”), including the performance goals thereunder, in order to satisfy the requirements of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for the deductibility of performance-based awards or bonuses paid to our Chief Executive Officer and certain other executive officers. Our proposal to adopt the Incentive Plan at this time is due to our expectation that we will become a U.S domestic issuer, as further described below under “Additional Information Regarding the Meeting—Foreign Private Issuer Status.”

The Incentive Plan is designed to comply with the requirements of Section 162(m) of the Code, which imposes limits on the tax deduction that Teva, as a domestic filer, will be able to take in connection with compensation of Teva’s Chief Executive Officer and certain of its other executive officers for any fiscal year to the extent that the compensation of such person exceeds $1 million during such fiscal year. This $1 million limitation excludes compensation that qualifies as “performance-based compensation” under Section 162(m) of the Code.

The Incentive Plan is designed to provide for the payment of incentive awards that are intended to meet the “qualified performance-based compensation” exception to Section 162(m) of the Code, while providing Teva and our Compensation Committee flexibility to establish and administer performance goals on a year-to-year basis.

The Incentive Plan is being established primarily to give Teva the ability to preserve the deductibility of compensation pursuant to Section 162(m) of the Code and for the other purposes described below, and is not intended to change or override any of the terms of the Compensation Policy currently in effect. While bonuses awarded under the Incentive Plan may be intended to constitute “qualified performance-based compensation” for purposes of Section 162(m) of the Code, there is no guarantee that they will so qualify.

Section 162(m) of the Code provides that in order for compensation to qualify as performance-based compensation, the material terms of the plan pursuant to which the performance-based compensation is paid must be disclosed to and approved by our shareholders. The material terms subject to shareholder approval include the performance goal on which the compensation is based, the employees eligible to receive compensation under the plan and the maximum amount of compensation to be paid to each participant under the plan during a specified period. These material terms are described below.

General Summary of the Terms of the Incentive Plan

The following is a summary of the material terms of the Incentive Plan. The summary is qualified in its entirety by reference to the full text of the Incentive Plan, which is attached as Exhibit B hereto. Please refer to Exhibit B for a more complete description of the terms of the Incentive Plan.

Purpose. The purposes of the Incentive Plan are to assist Teva in achieving its objectives with respect to the compensation of the participants in the Incentive Plan, including Teva’s “office holders” (as defined in the Israeli Companies Law), by linking pay to performance, aligning the participants’ interests with those of Teva and our shareholders over the long-term, encouraging balanced risk management and providing a competitive compensation package that motivates participants. In addition, the Incentive Plan is designed to ensure that the participants are aligned in reaching Teva’s short- and long-term goals and to allow bonuses paid to certain senior executives to be exempt from the deduction limitations of Section 162(m) of the Code.

Administration. Except as required by law, the Incentive Plan will be administered by the Compensation Committee as appointed by the Board of Directors. Subject to applicable law, the Compensation

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Proposal 6: Executive Incentive Compensation Plan

Committee has sole responsibility for establishing policies, guidelines, or parameters applicable to awards; determining terms and conditions of, and all other matters relating to, awards; interpreting the Incentive Plan and correcting defects, supplying omissions, or reconciling inconsistencies therein; and making all other decisions and determinations as necessary or advisable for the administration of the Incentive Plan. In addition, the Compensation Committee may adopt rules for the administration of the Incentive Plan.

Participants. Participants in the Incentive Plan are limited to Teva’s office holders, and other senior executives who are designated as participants in the Incentive Plan by the Compensation Committee. For 2017, each of Teva’s office holders will be eligible to participate in the Incentive Plan, if approved by Teva’s shareholders. The Board of Directors, in its sole discretion and without shareholder approval, may modify, amend, suspend, or terminate the Incentive Plan, and the Board or the Compensation Committee may amend the terms of any award under the Incentive Plan.

Performance goals. Under the Incentive Plan, all bonuses are based on Teva’s GAAP operating profit. The amount of a participant’s bonus is determined as follows: the Incentive Plan establishes a base award allocation of $8 million for each non-CEO participant and $12 million for the CEO in the Incentive Plan for each performance period, subject to Teva’s achievement of at least $1 of GAAP operating profit for the applicable performance period. Following the close of the performance period if the operating profit goal is attained, the Compensation Committee then determines the participant’s actual bonus, which may not be more than the applicable base award. The Compensation Committee may reduce the participant’s base award allocation in accordance with the terms and conditions of Teva’s Compensation Policy in effect for the applicable fiscal year and such other factors as may be considered by the Compensation Committee.

Subordinate to the compensation policy. The Compensation Committee may not award a bonus in excess of the base award determined under the Incentive Plan, but may grant a smaller bonus, or no bonus at all. In all events, the final award provided to a participant in the Incentive Plan for an applicable performance period will be consistent with, and subject to, Teva’s Compensation Policy then in effect.

Payment of awards. Payment of a participant’s final award under the Incentive Plan, after taking account of any reductions by the Compensation Committee, will be paid or deferred in accordance with any rules adopted by the Compensation Committee. The final award will be payable in a form determined by the Compensation Committee, including in the form of vested or unvested equity incentive grants made under the 2015 Plan (or any other equity-based incentive plan maintained by Teva), cash or a combination thereof.

Although the base award allocations under the Incentive Plan are pre-determined, the actual 2017 annual bonuses that will be paid to participants under the Incentive Plan cannot be determined at this time, as actual bonuses will be determined as described above.

We believe, however, that, given the structure of the Incentive Plan and the Compensation Committee’s discretion to reduce bonuses based on achievement of performance criteria in accordance with the terms and conditions of Teva’s Compensation Policy, had the Incentive Plan been in effect during 2016, the bonuses received by the participants would not have been any larger than those awarded in 2016.

The Board of Directors recommends that shareholders vote FOR the approval of Teva’s Executive Incentive Compensation Plan, as described above.

30     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Proposal 7: Changes to Teva’s Registered Share Capital

As a result of several mergers and reorganizations between Teva and certain of its wholly owned subsidiaries during the 1980s and 1990s, share splits and distribution of bonus shares, Teva Nechasim Ltd. (“Teva Nechasim”), a wholly owned subsidiary of Teva, currently holds 424,247 ordinary “A” shares, par value NIS 0.1 per share and 5,232,377 ordinary shares, par value NIS 0.1 per share. Such shares appear on the records of the Tel Aviv Stock Exchange (“TASE”) as having an aggregate amount of 5,656,625 shares of Teva (“Teva Nechasim Shares”). As part of the above-mentioned mergers and reorganizations, in 1983 Teva entered into an arrangement with TASE pursuant to which the Teva Nechasim Shares are not registered for trade on TASE, do not have any voting rights and any transfer of such shares is subject to the prior consent of the TASE. Over the years, TASE has requested us to cancel the Teva Nechasim Shares.

Following such requests by the TASE and discussions with the Israeli Tax Authorities, we recently reached an understanding, followed by a tax ruling of the Israeli Tax Authorities (the “Ruling”), pursuant to which the transfer to us of the Teva Nechasim Shares and their cancelation by us will not be deemed tax events, subject to certain conditions, including that such shares shall be transferred to us by December 31, 2017 and canceled within 180 days of the receipt of shareholders’ approval. We recently received TASE’s approval for such transfer of shares. In light of the Ruling and subject to receipt of shareholders’ approval, these Teva Nechasim Shares shall be transferred to us and canceled immediately thereafter.

Shareholders are therefore asked to approve the cancelation of the Teva Nechasim Shares and to accordingly amend Teva’s Memorandum of Association and Articles of Association, such that:

(i)	following the cancelation, Teva’s registered share capital will be reduced to NIS 249,434,338, by canceling 424,247 ordinary A shares and 5,232,377 ordinary shares, and

(ii)	Article 6 of Teva’s Articles of Association and Article 4 of Teva’s Memorandum of Association, respectively, shall be replaced in their entirety with the following:

“The registered share capital of the Company is NIS 249,434,338 consisting of 2,494,343,376 shares of NIS 0.1 par value each, divided as follows:

2,489,343,316 Ordinary Shares, nominal (par) value NIS 0.1 per share (“Ordinary Shares”).

5,000,000 Mandatory Convertible Preferred Shares, nominal (par) value NIS 0.1 per share (“Preferred Shares”).

60 Deferred Shares, nominal (par) value NIS 0.1 per share (“Deferred Shares”).”

(iii)	Any reference of the term “Ordinary “A” Shares” shall be removed from Teva’s Articles of Association including from the Designations of the Terms of the Mandatory Convertible Preferred Shares attached as Exhibit A to the Articles of Association.

If the requisite shareholder approval of the above cancelation of shares and amendments of our Articles of Association and Memorandum of Association is not obtained or if other terms of the Ruling are not met, the transfer and cancelation of the Teva Nechasim Shares and the respective amendments to our Memorandum of Association and Articles of Association will not take effect.

The Board of Directors recommends that shareholders vote FOR the approval of the proposed amendment to Teva’s registered share capital and the respective amendments to Teva’s Memorandum of Association and Articles of Association.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    31

Proposal 8: Appointment of Independent Registered Public Accounting Firm

The audit committee recommends that, as required under Israeli law, shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as Teva’s independent registered public accounting firm until the 2018 Annual Meeting of Shareholders.

Pursuant to Teva’s Articles of Association, the Board of Directors is authorized to fix the remuneration of Teva’s independent registered public accounting firm.

Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited for the years ended December 31, 2016 and 2015:

	2016	2015
	(U.S. $ in thousands)
Audit fees	$18,495	$12,492
Audit-related fees	505	1,195
Tax fees	8,490	6,338
All other fees	623	189
Total	$28,113	$20,214

The audit fees for the years ended December 31, 2016 and 2015 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2016 and 2015, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2016 and 2015 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2016 and 2015 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2016 and 2015 were mainly for an internal control review associated with the design and implementation plans of an ERP system as well as for license fees for use of accounting research tools and training regarding general financial reporting developments.

32     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Proposal 8: Appointment of Independent Registered Public Accounting Firm

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Tax services and other services are approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2016 and 2015 were pre-approved by the audit committee in accordance with these procedures.

The Board of Directors recommends that shareholders vote FOR the approval of the appointment of Kesselman & Kesselman, a member of PwC, as Teva’s independent registered public accounting firm until the 2018 Annual Meeting of Shareholders.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    33

Presentation of 2016 Financial Statements

The Board of Directors has approved, and is presenting to shareholders for receipt and consideration at the Annual Meeting, Teva’s annual consolidated financial statements for the year ended December 31, 2016, which are included in Teva’s annual report on Form 20-F for the year ended December 31, 2016, available on Teva’s website at www.tevapharm.com.

This item does not involve a vote of shareholders.

Additional Information Regarding the Meeting

Foreign Private Issuer Status

We are currently a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended. As required by Securities and Exchange Commission (the “SEC”) rules, we determine our foreign private issuer status annually as of the last business day of our second fiscal quarter. We will fail to qualify as a foreign private issuer if more than 50% of our securities are held by U.S. residents and either (a) more than 50% of our executive officers or members of our Board of Directors are citizens or residents of the United States, or (b) more than 50% of our assets are located in the United States, or (c) our business is administered principally in the United States. Although this test will not be conducted until June 30 of this year, our current belief is that we will fail to qualify as a foreign private issuer when tested on June 30, 2017.

If we fail to qualify as a foreign private issuer when tested on June 30, then, effective January 1, 2018, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects, and which must be filed more promptly, than the forms available to a foreign private issuer, and we will be required to comply with the disclosure and procedural requirements under Section 14 of the Securities Exchange Act of 1934, as amended, applicable to soliciting proxies.

This expected loss of foreign private issuer status is principally due to the acquisition of Actavis Generics, which closed in August 2016, and the location of a majority of Actavis Generics’ assets in the United States. Our headquarters, jurisdiction of organization, board of directors and executive team will continue to be primarily based in Israel and our business will continue to be administered principally in Israel.

Shareholder Proposals

Under Israeli law, one or more shareholders holding 1% or more of the voting rights of Teva may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to Teva’s Board of Directors for consideration by Teva’s corporate governance and nominating committee) by submitting such proposal within seven days of publication of Teva’s notice with respect to its general meeting of shareholders. Accordingly, any shareholder holding 1% or more of the voting rights of Teva may request to include a proposal on the agenda of this Meeting by submitting such proposal in writing to Teva no later than June 15, 2017, at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, Attn: Dov Bergwerk, Company Secretary.

Under Teva’s Articles of Association, shareholders holding 1% or more of the voting rights in Teva may propose to include a matter on the agenda of the 2018 annual meeting of shareholders by submitting the proposal in writing to Teva at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, Attn: Dov Bergwerk, Company Secretary, no later than 14 days after the date of first publication by Teva of its 2017 consolidated financial statements.

34     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Additional Information Regarding the Meeting

Any such shareholder proposal must comply with the requirements of applicable law and Teva’s Articles of Association. The requirements under Teva’s Articles of Association include providing information such as: (i) the number of shares held by the proposing shareholder, directly or indirectly, and, if any such shares are held indirectly, an explanation of how they are held and by whom, (ii) the shareholder’s purpose in making the request; (iii) any agreements, arrangements, understandings or relationships between the shareholder and any other person with respect to any securities of Teva or the subject matter of the request; and (iv) if the shareholder wishes to include a statement in support of his or her proposal in Teva’s proxy statement, if provided or published, a copy of such statement. If the proposal is to nominate a candidate for election to the Board of Directors, the proposing shareholder must also provide (a) a declaration signed by the nominee and any other information required under the Israeli Companies Law, (b) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the U.S. Securities and Exchange Commission, to the extent applicable, (c) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director of a company such as Teva under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (d) details of all relationships and understandings between the proposing shareholder and the nominee.

Under Israeli law, any holder of ordinary shares in Teva may submit to Teva a position statement on its behalf, expressing its position on an item on the agenda of the Meeting, at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, Attn: Dov Bergwerk, Company Secretary, no later than July 3, 2017. Any position statement received will be publicized by Teva.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements. This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household. Teva will promptly deliver a separate copy of the proxy statement, as well as its annual report, to you if you write to or call Teva at the following address or phone numbers: Teva Pharmaceutical Industries Ltd., 5 Basel Street, Petach Tikva, Israel, phone: +972 (3) 926-7656, Attn: Investor Relations or in the United States at +1 (215) 591-8912. If you want to receive copies of Teva’s proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone numbers.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    35

Additional Information Regarding the Meeting

Expenses of Solicitation of Proxies

Teva will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the voting instruction card and any additional information furnished to shareholders. Teva may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. We retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee in the amount of $60,000, plus reimbursable expenses. In addition to solicitation by mail, certain of our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile or personal contact.

*        *        *

By Order of the Board of Directors,

Dov Bergwerk

Senior Vice President,

Company Secretary

June 8, 2017

36     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

2015 Long-Term Equity-Based Incentive Plan

(Marked to show change submitted for shareholder approval)

1. Purpose.

The purpose of the Plan is to assist the Company (a) in attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to the Company and its Affiliates, and (b) promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of such shareholders. The Plan authorizes the award of Share-based incentives to Eligible Persons to encourage such persons to expend their maximum efforts in the creation of shareholder value. The Plan shall serve as the primary plan under which equity-based incentives are awarded on a worldwide basis to Eligible Persons.

The Plan succeeds the 2010 Plan for Awards granted on or after the Effective Date. The 2010 Plan expired on June 29, 2015, and no additional awards may be made under the 2010 Plan. The adoption and effectiveness of the Plan will not affect the terms or conditions of any outstanding grants under the 2010 Plan prior to the Effective Date.

2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “2010 Plan” means the Teva Pharmaceutical Industries Limited 2010 Long-Term Equity-Based Incentive Plan.

(b) “ADS” means an American Depositary Share, which represents one Ordinary Share.

(c) “Affiliate” means, with respect to any entity, any other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity and any other entity determined by the Committee to be an “Affiliate” for purposes of the Plan.

(d) “Award” means an Option, a Restricted Share, a Restricted Share Unit, a Share Appreciation Right, a Performance Award, or any other Share-based award granted under the Plan.

(e) “Award Agreement” means a written agreement (which may be in electronic form) between the Company and a Participant evidencing the terms and conditions of such Participant’s Award.

(f) “Board” means the Board of Directors of the Company.

(g) “Cause” means, in the absence of an Award Agreement or Participant Agreement otherwise defining Cause, (i) a Participant’s conviction of or indictment for any criminal act (whether or not involving the Company or its Affiliates) (A) constituting a felony, (B) evidencing moral turpitude, or (C) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant’s duties to the Employer, or otherwise has, or could reasonably be expected to result in, an adverse impact to the business or reputation of the Company or its Affiliates; (ii) conduct of the Participant, in connection with his or her employment, that has, or could reasonably be expected to result in, material injury to the business or reputation of the Company or its Affiliates; (iii) any material violation of the policies of the Company or its Affiliates, including, but not limited to those relating to sexual harassment, corruption, the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Company or its Affiliates; or (v) willful neglect in the performance of the Participant’s duties for the Employer or willful or repeated failure or refusal to perform such duties; provided, however, that if, subsequent to the

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-1

Exhibit A

Participant’s voluntary Termination for any reason or involuntary Termination by the Company or an Affiliate without Cause, it is discovered that the Participant’s employment could have been terminated for Cause, such Participant’s employment shall be deemed to have been terminated for Cause. In the event there is an Award Agreement or Participant Agreement defining Cause, “Cause” shall have the meaning provided in such agreement, and a Termination by the Employer for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such agreement are complied with.

(h) “Change in Control” means:

(i) a change in ownership or control of the Company effected through a transaction or series of transactions (other than an offering of Shares to the general public through a registration statement filed with the United States Securities and Exchange Commission, the Israeli Securities Authority or such other governmental authorities regulating the issuance of securities in other countries, or pursuant to a Non-Control Transaction) whereby any “person” (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), directly or indirectly acquire “beneficial ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities outstanding immediately after such acquisition (“Company Voting Securities”) excluding, however, the following: (A) any acquisition directly from the Company; (B) any acquisition by the Company or any of its Affiliates; (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Affiliates; or (D) any underwriter temporarily holding securities pursuant to an offering of such securities;

(ii) the date, within any consecutive twenty-four (24) month period commencing on or after the Effective Date, upon which individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”), cease for any reason (other than death) to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds (2/3) of the directors then constituting the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director, without objection to such nomination) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (including but not limited to a consent solicitation) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(iii) the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving the Company or any of its Affiliates (a “Reorganization”), unless immediately following such Reorganization (1) more than fifty percent (50%) of the total voting power of (A) the corporation resulting from such Reorganization (the “Surviving Company”) or (B) if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership of one hundred percent (100%) of the voting securities of the Surviving Company (the “Parent Company”), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to the Reorganization, (2) no person, other than an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), becomes as a result of the Reorganization, the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company, or if there is no Parent Company, the Surviving Company, and (3) at least a majority of the members of the board of directors of the Parent Company, or if there is no Parent Company, the Surviving Company, following the consummation of the Reorganization are members of the Incumbent Board at the time of the Board’s approval of the execution of the initial

A-2     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in (1), (2), and (3) above shall be a “Non-Control Transaction”); or

(iv) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company’s Affiliates.

Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of fifty percent (50%) or more of the Company Voting Securities as a result of an acquisition of Company Voting Securities by the Company that reduces the number of Company Voting Securities outstanding; provided, however, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then occur, and (y) with respect to the payment of any amount that constitutes a deferral of compensation subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code.

(i) “Code” means the United States Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(j) “Committee” means a committee of the Board consisting of two or more members of the Board, each of whom shall be an “independent director” as defined under the rules and regulations of the New York Stock Exchange or any other principal United States national securities exchange on which the Shares are listed and traded on the relevant date, and at least one of whom shall be a “statutory independent director” (as defined under the Companies Law). Unless otherwise determined by the Board, the Human Resources and Compensation Committee of the Board shall act as the Committee hereunder.

(k) “Companies Law” means the Israeli Companies Law, 5759-1999, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(l) “Company” means Teva Pharmaceutical Industries Limited, an Israeli corporation.

(m) “Company Voting Securities” has the meaning set forth in Section 2(h)(i) hereof.

(n) “Compensation Policy” means the Teva Pharmaceutical Industries Limited Compensation Policy for Executive Officers and Directors, as adopted by the Company in accordance with the Companies Law and as in effect from time to time.

(o) “Consultant” means each person who (i) is a natural person, (ii) provides bona fide consulting or advisory services to the Company and/or its Affiliates (including through an entity which is a wholly owned alter ego of such person) and (iii) is designated as eligible by the Committee. For purposes of the Plan, in the case of a Consultant, references to employment shall be deemed to refer to such Consultant’s service in such capacity, but in no event shall the Plan or any action taken hereunder be construed to create an employer-employee relationship between any such Consultant and the Company or of any of its Affiliates.

(p) “Corporate Event” has the meaning set forth in Section 11(b) hereof.

(q) “Disability” means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant as defined by applicable law or in the applicable Subplan or, in the absence of such definition, as defined in guidelines approved by the Board or the Committee. In the event there is an Award Agreement or Participant Agreement defining Disability, “Disability” shall have the meaning provided in such agreement.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-3

Exhibit A

(r) “Effective Date” means the date on which the Plan is approved by the shareholders of the Company at the 2015 annual meeting of shareholders.

(s) “Eligible Person” means (i) each employee of the Company or of any of its Affiliates, including each such person who may also be a director of the Company and/or its Affiliates; (ii) each non-employee director of the Company and/or its Affiliates; (iii) each Consultant; and (iv) any natural person who has accepted an offer of employment from or entered into a Participant Agreement; provided, however, that any such person may not receive any payment or exercise any right relating to an Award until such person has commenced employment or service with the Company or its Affiliates. An employee on an approved leave of absence (including maternity leave) shall be considered as still in the employment of the Company or its Affiliates for purposes of eligibility for participation in the Plan.

(t) “Employer” means either the Company or an Affiliate of the Company by which the Participant is principally employed or to which the Participant provides services (including services as a non-employee director), as applicable (in each case determined without regard to any transfer of an Award).

(u) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, including rules and regulations thereunder and successor provisions and rules thereto.

(v) “Fair Market Value” means, as of any date when the Shares are listed on one or more United States securities exchanges, the closing price reported on the principal United States national securities exchange on which such Shares are listed and traded on such date, or, if not quoted on such date, then on the last preceding date on which the Shares were quoted. If the Shares are not listed on a United States exchange, or representative quotes are not otherwise available, the Fair Market Value shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per Share.

(w) “Federal Reserve Board” means the Board of Governors of the United States Federal Reserve System.

(x) “Full Value Award” has the meaning set forth in Section 4(b)(i) hereof.

(y) “GAAP” has the meaning set forth in Section 8(f)(iii) hereof.

(z) “Grant Date” means the date on which the Committee, and, if required, the Board, formally acts to grant an Award to a Participant or such other date as the Committee, and, if applicable, the Board, shall so designate at the time of taking such formal action and as set forth in the Award Agreement.

(aa) “Incumbent Board” has the meaning set forth in Section 2(h)(ii) hereof.

(bb) “Non-Control Transaction” has the meaning set forth in Section 2(h)(iii) hereof.

(cc) “Office Holder” has the meaning ascribed to such term in the Companies Law.

(dd) “Option” means a conditional right, granted to a Participant under Section 5 hereof, to purchase one Share at a specified price during a specified period. No Option granted pursuant to the Plan shall be considered an “incentive stock option” (within the meaning ascribed to such term in Section 422 of the Code).

(ee) “Option Expiration Date” has the meaning set forth in Section 5(b) hereof.

(ff) “Ordinary Shares” means the Company’s ordinary shares, par value NIS 0.10 per share.

(gg) “Parent Company” has the meaning set forth in Section 2(h)(iii) hereof.

(hh) “Participant” means an Eligible Person who has been granted an Award under the Plan, or if applicable, such other person or entity who holds an Award.

A-4     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

(ii) “Participant Agreement” means an employment or other services agreement between a Participant and the Employer that describes the terms and conditions of such Participant’s employment or service with the Employer and is effective as of the date of determination.

(jj) “Performance Award” means an Award granted to a Participant under Section 8 hereof, which Award is subject to the achievement of Performance Objectives during a Performance Period. A Performance Award shall be designated as a Performance Share or Performance Unit at the time of grant.

(kk) “Performance Objectives” means the performance objectives established pursuant to the Plan for Participants who have received Awards based on performance.

(ll) “Performance Period” means the period designated for the achievement of Performance Objectives.

(mm) “Performance Share” means a Performance Award denominated in Shares which may be earned in whole or in part based upon the achievement of Performance Objectives during a Performance Period.

(nn) “Performance Unit” means a Performance Award denominated as a notional unit representing the right to receive one Share (or the cash value of one Share, if so determined by the Committee) on a specified settlement date which may be earned in whole or in part based upon the achievement of Performance Objectives during a Performance Period.

(oo) “Plan” means this Teva Pharmaceutical Industries Limited 2015 Long-Term Equity-Based Incentive Plan. The Plan shall be deemed to include any Subplans, supplements to or amendments, restatements or alternative versions of the Plan or any Subplan approved by the Board which, in the aggregate, shall constitute one Plan governed by the terms set forth herein.

(pp) “Qualified Member” means a member of the Committee who is a “Non-Employee Director” within the meaning of Rule 16b-3 of the Exchange Act and an “outside director” within the meaning of Treasury Regulation Section 1.162-27(c) under Section 162(m) of the Code.

(qq) “Qualified Performance-Based Award” means an Option, Share Appreciation Right, or Performance Award that is intended to qualify as “qualified performance-based compensation” within the meaning of Section 162(m) of the Code.

(rr) “Qualifying Committee” has the meaning set forth in Section 3(c) hereof.

(ss) “Qualifying Retirement” means the Termination of a Participant which meets guidelines for Qualifying Retirement under the Plan approved by the Board or the Committee.

(tt) “Reorganization” has the meaning set forth in Section 2(h)(iii) hereof.

(uu) “Restricted Share” means a Share granted to a Participant under Section 6 hereof that is subject to certain restrictions and to a risk of forfeiture. For the avoidance of doubt, any performance-based Restricted Share shall not be deemed granted under Section 6 hereof and shall be deemed a Performance Share granted under Section 8 hereof.

(vv) “Restricted Share Unit” means a notional unit, granted to a Participant under Section 7 hereof, representing the right to receive one Share (or the cash value of one Share, if so determined by the Committee) on a specified settlement date. For the avoidance of doubt, any performance-based Restricted Share Unit shall not be deemed granted under Section 7 hereof and shall be deemed a Performance Unit granted under Section 8 hereof.

(ww) “SAR Expiration Date” has the meaning set forth in Section 9(b) hereof.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-5

Exhibit A

(xx) “Securities Act” means the United States Securities Act of 1933, as amended from time to time, including rules and regulations thereunder and successor provisions and rules thereto.

(yy) “Share” means an Ordinary Share and/or an ADS, as the context may require, and such other securities as may be substituted for such Share pursuant to Section 11 hereof.

(zz) “Share Appreciation Right” means a conditional right, granted to a Participant under Section 9 hereof, to receive an amount equal to the increase in the Fair Market Value of one Share over a specified period. Share Appreciation Rights shall be settled in Shares, or, if set forth in the applicable Award Agreement or in accordance with Section 11 hereof, in cash.

(aaa) “Subplan” has the meaning set forth in Section 3(a) hereof.

(bbb) “Surviving Company” has the meaning set forth in Section 2(h)(iii) hereof.

(ccc) “Termination” means the termination of a Participant’s employment or service, as applicable, with the Employer; provided, however, that (i) the transfer of employment or service, as applicable, to another Employer, (ii) the change of a Participant’s status in relation to the Employer from an employee to a Consultant or vice versa and (iii) such other change of a Participant’s status in relation to the Employer if so determined by the Committee at the time of such change in status, will not be deemed to be a Termination hereunder. Unless otherwise determined by the Committee, in the event that any Employer ceases to be an Affiliate of the Company (by reason of sale, divesture, spin-off or other similar transaction), unless a Participant’s employment or service with such Employer is transferred to another entity that would constitute an Employer immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction. Notwithstanding anything herein to the contrary, a Participant’s change in status in relation to the Employer (for example, a change from employee to consultant) shall not be deemed a Termination hereunder with respect to any Awards constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination unless such change in status constitutes a “separation from service” within the meaning of Section 409A of the Code.

3. Administration.

(a) Authority of the Board. The Board has the exclusive authority to approve one or more subplans that will be established, within the parameters and according to the overall terms and provisions of the Plan, to facilitate local administration of the Plan in any jurisdiction in which the Company or its Affiliates operate and to conform the Plan to the legal requirements of any such jurisdiction or to allow for favorable tax treatment under any applicable provision of tax law (each a “Subplan”).

(b) Authority of the Committee. Except as otherwise provided herein or required under applicable law, the Plan shall be administered by the Committee. Subject to applicable law, the Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (i) allocate from within the aggregate number of Shares covered by the Plan, a portion thereof to be specifically utilized in connection with each of the Subplans, and determine the types of Awards available for grant under each Subplan; (ii) establish, as permitted by law, policies, guidelines or parameters applicable to Awards granted under the Subplans; (iii) select Eligible Persons to become Participants; (iv) grant Awards; (v) determine the type, number of Shares subject to, and other terms and conditions of, and all other matters relating to, Awards; (vi) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan and each of the Subplans; (vii) construe and interpret the Plan, any Subplan and any Award Agreement and correct defects, supply omissions, or reconcile inconsistencies therein; (viii) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time; and (ix) make all other decisions and determinations as the

A-6     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

Committee may deem necessary or advisable for the administration of the Plan and each Subplan. Any action of the Committee shall not be subject to review by any person and shall be final, conclusive, and binding on all persons, including, without limitation, the Company, its Affiliates, Eligible Persons, Participants, and beneficiaries of Participants.

(c) Manner of Exercise of Committee Authority. At any time that a member of the Committee is not a Qualified Member, subject to applicable law, (i) any action of the Committee relating to an Award intended by the Committee to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code may be taken by a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a “Qualifying Committee”); and (ii) any action relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company may be taken either by such a Qualifying Committee, or by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself from such action; provided, that upon such abstention or recusal, the Committee remains composed of two or more Qualified Members. Any action authorized by such a Qualifying Committee or by the Committee upon the abstention or recusal of such non-Qualified Member(s) shall be deemed to be the action of the Committee for purposes of the Plan. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.

(d) Delegation. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions, including but not limited to administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any person or entity who is not an employee of the Company or any of its Affiliates (including any non-employee director of the Company or any Affiliate) or to any person who is subject to Section 16 of the Exchange Act shall be expressly approved by the Committee or Qualifying Committee in accordance with subsection (b) above. To the extent necessary to comply with applicable law, the Board retains the authority to concurrently administer the Plan with the Committee, in which case the Board shall be deemed to be the Committee for purposes of the Plan and all references in the Plan to the Committee shall be deemed references to the Board.

4. Shares Available under the Plan.

(a) Number of Shares Available for Delivery. Subject to adjustment as provided in Section 11 hereof, the maximum number of Shares reserved and available for delivery in connection with Awards under the Plan shall be ~~77,000,000~~ 142,000,000 Shares. Shares delivered under the Plan shall consist of authorized and unissued Shares or previously issued Shares reacquired by the Company or its Affiliates on the open market or by private purchase. In no event shall fractional shares be issued under the Plan upon the exercise or settlement of any Award.

(b) Share Counting Rules. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute Awards) and make adjustments if the number of Shares actually delivered differs from the number of shares previously counted in connection with an Award.

(i) The maximum number of available Shares will be reduced by one (1) Share for every share subject to any Award that is an Option or Share Appreciation Right, and shares subject to any Award other than an Option or Share Appreciation Right (each, a “Full-Value Award”) shall reduce the maximum number of available Shares by the ratio of the fair value of a Full-Value Award to the fair value of an Option or Share Appreciation Right, as applicable, determined on or about the Grant Date, based on valuation methods reasonably determined by the Committee (for example, in the event such ratio is 1:3, a Full-Value Award representing one (1) Share will reduce the pool by three (3) Shares).

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-7

Exhibit A

(ii) To the extent that an Award expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the Participant of the full number of Shares to which the Award related, the number of Shares that were reduced from the total number of available Shares pursuant to Section 4(b)(i) above on account of such undelivered Shares will again be available for grant. The number of Shares that were reduced from the total number of available Shares pursuant to Section 4(b)(i) above on account of (x) Shares withheld in payment of the exercise price or taxes relating to an Award, or (y) Shares surrendered in payment of any exercise price or taxes relating to an Award, shall constitute shares delivered to the Participant and shall not be deemed to again be available for Awards under the Plan.

(iii) To the extent that any outstanding grant under the 2010 Plan prior to the Effective Date expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the holder of the full number of Shares to which the grant related, the number of such undelivered Shares will increase the maximum number of Shares available for grant under the Plan; provided, however, that the aggregate number of Shares authorized for issuance under the 2010 Plan that may become authorized for issuance under the Plan pursuant to this Section 4(b)(iii) shall not exceed 41,283,682 Shares (subject to adjustment as provided in Section 11 hereof).

(iv) Notwithstanding anything herein to the contrary, equity-based awards assumed or substituted by the Company or its Affiliates as part of a corporate transaction (including, without limitation, from an entity merged into or with the Company or any of its Affiliates, acquired by the Company or any of its Affiliates, or otherwise involved in a similar corporate transaction) shall not count against the number of shares reserved and available for issuance pursuant to the Plan.

(c) Shares Available Under Acquired Plans. Additionally, to the extent permitted by New York Stock Exchange Listed Company Manual Section 303A.08 or other applicable stock exchange rules, subject to applicable law, in the event that a company acquired by the Company or with which the Company combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio of formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of Shares authorized for grant under the Plan; provided, that Awards using such available shares shall not be made after the date awards could have been made under the terms of such pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by the Company or any subsidiary of the Company immediately prior to such acquisition or combination.

(d) 162(m) Limitation. Notwithstanding anything to the contrary herein, during any time that the Company is subject to Section 162(m) of the Code, the maximum number of Shares with respect to which Options, Share Appreciation Rights or Performance Awards that may be granted to any individual pursuant to the Plan in any one calendar year shall not exceed the maximum number of Shares available for issue hereunder, as such number may change from time to time.

(e) Limitation on Awards to Office Holders. Notwithstanding anything to the contrary herein, any Award granted under the Plan to an Office Holder shall be subject to the Compensation Policy, unless otherwise determined by the Committee and Board and approved in accordance with the Companies Law.

5. Options.

(a) General. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Option grants shall be set forth in separate Award Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Options.

A-8     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

(b) Term. The term of each Option shall expire on the date set by the Committee in an Award Agreement at the time of grant (the “Option Expiration Date”), subject to earlier expiration upon the conditions set forth in the Plan or the applicable Award Agreement; provided, however, that no Option granted hereunder shall be exercisable after the tenth (10th) anniversary of the Grant Date (or, if such anniversary is not a business day in the United States, the next succeeding United States business day). Notwithstanding the foregoing, if the term of an Option would expire when trading in the Shares is prohibited by law or the Company’s insider trading policy, except in connection with a Participant’s Termination by the Employer for Cause, then the term of such Option shall expire on the earlier of (x) the thirtieth (30th) day after the expiration of such prohibition and (y) the applicable Option Expiration Date.

(c) Exercise Price. The exercise price per Share for each Option shall be set by the Committee and shall not be less than the Fair Market Value of the underlying Shares on the Grant Date.

(d) Payment for Shares. Payment for Shares acquired pursuant to Options granted hereunder shall be made in full, upon exercise of the Options: (i) in immediately available funds, or by certified or bank cashier’s check payable to the Company, (ii) solely to the extent permitted by applicable law and authorized by the Committee, by delivery of Shares to the Company (either by actual delivery or attestation) having a value equal to the exercise price, (iii) solely to the extent permitted by applicable law and authorized by the Committee, by a broker-assisted cashless exercise in accordance with procedures approved by the Committee under Regulation T as promulgated by the Federal Reserve Board, whereby payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with Shares subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company’s withholding obligations prior to the issuance of the Shares subject to the Option, (iv) solely to the extent permitted by applicable law and authorized by the Committee, by delivery of a notice of “net exercise” to the Company, pursuant to which the Company will reduce the number of Shares issuable upon exercise by the largest whole number of Shares with a Fair Market Value that does not exceed the aggregate exercise price); provided, however, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued or (v) by any other means approved by the Committee and specified in the Award Agreement. Anything herein to the contrary notwithstanding, if the Committee determines that any form of payment available hereunder would be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, such form of payment shall not be available.

(e) Vesting. Options shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 11 hereof, except for Options granted to non-employee directors of the Company, no Option shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of an Option shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-9

Exhibit A

(f) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination prior to the applicable Option Expiration Date for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, (1) all vesting with respect to such Participant’s Options shall cease, (2) all of such Participant’s unvested Options shall immediately expire and be forfeited for no consideration as of the date of such Termination, and (3) all of such Participant’s vested Options shall remain exercisable until the earlier of the applicable Option Expiration Date and the date that is ninety (90) days after the date of such Termination.

(ii) In the event of a Participant’s Termination prior to the applicable Option Expiration Date by reason of such Participant’s death or Disability, all of such Participant’s Options shall immediately become vested (with any performance-based Options vesting based on target level of performance) as of the date of such Termination and shall remain exercisable until the applicable Option Expiration Date. In the event of a Participant’s death, such Participant’s Options shall be exercisable by the person or persons to whom a Participant’s rights under the Options pass by the applicable laws of descent and distribution, in each case as determined by a probate court of competent jurisdiction, until the applicable Option Expiration Date.

(iii) In the event of a Participant’s Termination prior to the applicable Option Expiration Date by the Employer for Cause, all of such Participant’s Options (whether or not vested) shall immediately expire and be forfeited for no consideration as of the date of such Termination.

6. Restricted Shares.

(a) General. Restricted Shares granted hereunder to Eligible Persons shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. The terms and conditions of each Restricted Shares grant shall be evidenced by an Award Agreement. Subject to the restrictions set forth in Section 6(b), except as otherwise set forth in an Award Agreement, the Participant shall generally have the rights and privileges of a shareholder as to such Restricted Shares, including the right to vote such Restricted Shares. Unless otherwise set forth in a Subplan or an Award Agreement, cash dividends and share dividends, if any, with respect to the Restricted Shares shall be withheld by the Company for the Participant’s account, and shall be subject to vesting and forfeiture to the same degree as the Restricted Shares to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

(b) Restrictions on Transfer/Vesting. In addition to any other restrictions set forth in a Participant’s Award Agreement, until such time that the Restricted Shares have vested pursuant to the terms of the Award Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares. Restricted Shares shall vest in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 11 hereof, except for Restricted Shares granted to non-employee directors of the Company, no Restricted Share shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of a Restricted Share shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year, or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

A-10     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

(c) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination prior to a vesting date for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause (1) all vesting with respect to such Participant’s Restricted Shares shall cease, and (2) all of such Participant’s unvested Restricted Shares shall immediately be forfeited for no consideration as of the date of such Termination.

(ii) In the event of a Participant’s Termination prior to a vesting date by reason of such Participant’s death or Disability, all of such Participant’s Restricted Shares shall immediately become vested as of the date of such Termination.

(iii) In the event of a Participant’s Termination for Cause prior to a vesting date, all of such Participant’s unvested Restricted Shares shall immediately be forfeited for no consideration as of the date of such Termination.

7. Restricted Share Units.

(a) General. The terms and conditions of each Restricted Share Unit grant shall be evidenced by an Award Agreement. Unless otherwise set forth in a Subplan or an Award Agreement, (i) no dividend equivalents shall be paid on Restricted Share Units, and (ii) dividend equivalents, if any, with respect to the Restricted Share Units shall be withheld by the Company for the Participant’s account, and shall be subject to vesting and forfeiture to the same degree as the Restricted Share Units to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any dividend equivalents withheld.

(b) Vesting. Restricted Share Units shall vest in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 11 hereof, except for Restricted Share Units granted to non-employee directors of the Company, no Restricted Share Unit shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of a Restricted Share Unit shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year, or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(c) Settlement of Restricted Share Units. Upon such date or dates designated in the applicable Award Agreement, unless earlier forfeited, subject to the terms of any Subplan and the receipt of any approvals required from any relevant tax authority, the Company shall settle each Restricted Share Unit by delivering one Share (or the cash value of one Share, if so determined by the Committee).

(d) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination prior to a vesting date for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, (1) all vesting with respect to such

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-11

Exhibit A

Participant’s Restricted Share Units shall cease, (2) all of such Participant’s unvested Restricted Share Units shall immediately be forfeited for no consideration as of the date of such Termination and (3) to the extent not already settled, all of such Participant’s vested Restricted Share Units shall be settled in accordance with the settlement schedule set forth in the applicable Award Agreement.

(ii) In the event of a Participant’s Termination prior to a vesting date by reason of such Participant’s death or Disability, all of such Participant’s Restricted Share Units shall immediately become vested as of the date of such Termination and shall be settled promptly following the date of such Termination.

(iii) In the event of a Participant’s Termination for Cause prior to settlement, all of such Participant’s Restricted Share Units shall immediately be forfeited for no consideration as of the date of such Termination.

8. Performance Awards.

(a) General. Performance Awards may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate; provided, that, subject to Section 11 hereof, except for Performance Awards granted to non-employee directors of the Company, no Performance Award shall vest prior to the first (1st) anniversary of the Grant Date. The provisions of separate Performance Awards, including the determination of the Committee with respect to the form of payout of Performance Awards, shall be set forth in separate Award Agreements, which agreements need not be identical. Unless otherwise set forth in a Subplan or an Award Agreement, (i) no dividend equivalents shall be paid on Performance Awards and (ii) dividends and dividend equivalents, if any, with respect to the Performance Awards shall be withheld by the Company for the Participant’s account, and shall be subject to vesting and forfeiture to the same degree as the Performance Awards to which such dividends or dividend equivalents relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends or dividend equivalents withheld.

(b) Value of Performance Awards. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value per Share on the Grant Date. In addition to any other non-performance terms included in the Award Agreement, the Committee shall set the applicable Performance Objectives and Performance Period in its discretion, which objectives, depending on the extent to which they are met, will determine the value and number of Performance Units or Performance Shares, as the case may be, that will be paid out to the Participant.

(c) Earning of Performance Units and Performance Shares. Except as otherwise provided in an Award Agreement, upon the expiration of the applicable Performance Period or other non-performance-based vesting period, if longer, the holder of Performance Units or Performance Shares, as the case may be, shall be entitled to receive payout on the value and number of the applicable Performance Units or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Objectives have been achieved and any other non-performance-based terms met. The Committee may specify a minimum acceptable level of achievement below which no Performance Units or Performance Shares shall be earned and may set forth a formula for determining the amount of Performance Units or Performance Shares earned if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives. No payment shall be made with respect to a Qualified Performance-Based Award prior to certification by the Committee that the Performance Objectives have been attained. Except as otherwise specifically determined by the Committee or provided in the Plan, a Participant shall be eligible to earn a Performance Award only while the Participant is employed or rendering services to the Employer or during any period of paid leave. To the extent permitted by applicable law and unless otherwise determined by the Committee, in the event that a Participant takes unpaid leave for any reason prior to a Performance Award becoming earned and vested, such Performance Award shall immediately be forfeited for no consideration as of the

A-12     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

date of the commencement of such leave; provided, however, that in the case of a Participant who takes unpaid maternity leave, such Performance Award shall not be forfeited and such Participant shall continue to be eligible to earn such Performance Award for the longer of (x) one year, or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(d) Form and Timing of Payment of Performance Units and Performance Shares. Payment of earned Performance Units and Performance Shares shall be as determined by the Committee and as evidenced in the Award Agreement. Subject to the terms of the Plan and any Subplan and the receipt of any approvals required from any relevant tax authority, the Committee, in its sole discretion, may pay earned Performance Units and Performance Shares in the form of cash, Shares, or other Awards (or in a combination thereof) equal to the value of the earned Performance Units or Performance Shares, as the case may be, at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period, or at such other time specified in an Award Agreement. Any cash, Shares, or other Awards issued in connection with a Performance Award may be issued subject to any restrictions deemed appropriate by the Committee.

(e) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, in each case, prior to a Performance Award becoming earned and vested, such Performance Award shall immediately be forfeited for no consideration as of the date of such Termination.

(ii) In the event of a Participant’s Termination by reason of such Participant’s death or Disability prior to a Performance Award becoming earned and vested, such Performance Award shall immediately become vested based on target level of performance as of the date of such Termination and be paid out promptly following the date of such Termination.

(iii) In the event of a Participant’s Termination for Cause prior to payment of a Performance Award, such Performance Award shall immediately be forfeited for no consideration as of the date of such Termination.

(f) Performance Objectives.

(i) Each Performance Award shall specify the Performance Objectives that must be achieved before such Award shall become earned.

(ii) With respect to Qualified Performance-Based Awards, Performance Objectives shall be limited to specified levels of or increases in one or more of the following business criteria (alone or in combination with any other criterion, whether gross or net, before or after taxes, and/or before or after other adjustments, as determined by the Committee): (i) earnings, including net earnings, total earnings, operating earnings, earnings growth, operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth, or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, return on equity, financial return ratios, or internal rates of return; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (discounted or otherwise), net cash provided by operations or cash flow in excess of cost of

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-13

Exhibit A

capital, working capital turnover; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) balance sheet measurements; (xiv) cumulative earnings per share growth; (xv) operating margin, profit margin, or gross margin; (xvi) stock price or total stockholder return; (xvii) cost or expense targets, reductions and savings, productivity and efficiencies; (xviii) sales or sales growth; (xix) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures, and similar transactions, and budget comparisons; (xx) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, the formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xxi) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Committee. Performance Objectives may be established on a Company-wide basis, project or geographical basis or, as the context permits, with respect to one or more business units, divisions, lines of business, subsidiaries, products, or other operational units or administrative departments of the Company (or in combination thereof) or may be related to the performance of an individual Participant and may be expressed in absolute terms, or relative or comparative to (A) current internal targets or budgets, (B) the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units), (C) the performance of one or more similarly situated companies, (D) the performance of an index covering multiple companies, or (E) other external measures of the selected performance criteria. Performance Objectives may be in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies.

(iii) The business criteria mentioned above (i) may be combined with cost of capital, assets, invested capital and shareholder equity to form an appropriate measure of performance and (ii) shall have any reasonable definitions that the Committee may specify, and, to the extent permitted under Section 162(m) of the Code in the case of Qualified Performance-Based Awards, unless the Committee provides otherwise at the time of establishing the Performance Objectives, the Committee may: (A) designate additional business criteria on which the Performance Objectives may be based or (B) provide for objectively determinable adjustments, modifications or amendments, as determined in accordance with Generally Accepted Accounting Principles (“GAAP”), to any of the business criteria described above for one or more of the following items of gain, loss, profit or expense: (a) determined to be extraordinary, unusual or non-recurring in nature; (b) related to changes in accounting principles under GAAP or tax laws (including, without limitation, any adjustments that would result in the Company paying non-deductible compensation to a Participant); (c) related to currency fluctuations; (d) related to financing activities (e.g., effect on earnings per share of issuing convertible debt securities); (e) related to restructuring, divestitures, productivity initiatives or new business initiatives; (f) related to discontinued operations that do not qualify as a segment of business under GAAP; (g) attributable to the business operations of any entity acquired by the Company during the fiscal year; non-operating items; and (h) acquisition expenses.

(g) Section 162(m) Compliance. Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to a Performance Award intended to be a Qualified Performance-Based Award, the Committee will establish the Performance Objectives applicable to, and the formula for calculating the amount payable under, the Performance Award no later than the earlier of (i) the date ninety (90) days after the commencement of the applicable Performance Period, and (ii) the date on which twenty-five percent (25%) of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Objectives remains substantially uncertain. Prior to the payment of any compensation under a Performance Award intended to be a Qualified Performance-Based Award, the Committee will certify the extent to which any Performance Objectives and any other material terms under such Performance Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Shares).

A-14     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

(h) Negative Discretion. Notwithstanding satisfaction of any completion of any Performance Objectives, the number of Shares, cash or other benefits granted, issued, retainable and/or vested under a Performance Award on account of satisfaction of such Performance Objectives may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, will determine.

9. Share Appreciation Rights.

(a) General. Share Appreciation Rights may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Share Appreciation Rights shall be set forth in separate Award Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Share Appreciation Rights.

(b) Term. The term of each Share Appreciation Right shall expire on the date set by the Committee in an Award Agreement at the time of grant (the “SAR Expiration Date”), subject to earlier expiration upon the conditions set forth in the Plan or the applicable Award Agreement; provided, however, that no Share Appreciation Right granted hereunder shall be exercisable after the tenth (10th) anniversary of the Grant Date (or, if such anniversary is not a business day in the United States, the next succeeding United States business day). Notwithstanding the foregoing, if the term of a Share Appreciation Right would expire when trading in the Shares is prohibited by law or the Company’s insider trading policy, except in connection with a Participant’s Termination by the Employer for Cause, then the term of such Share Appreciation Right shall expire on the earlier of (x) the thirtieth (30th) day after the expiration of such prohibition and (y) the applicable SAR Expiration Date.

(c) Base Price. The base price per Share for each Share Appreciation Right shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value of the underlying Shares on the Grant Date.

(d) Vesting. Share Appreciation Rights shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case as may be determined by the Committee and set forth in the Award Agreement ; provided, that, subject to Section 11 hereof, except for Share Appreciation Rights granted to non-employee directors of the Company, no Share Appreciation Right shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of a Share Appreciation Right shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(e) Payment upon Exercise. Subject to the terms of any Subplan and the receipt of any approvals required from any relevant tax authority, payment upon exercise of a Share Appreciation Right may be made in cash, Shares, or property as specified in the Award Agreement or determined by the Committee, in each case having a value in respect of each Share underlying the portion of the Share Appreciation Right so exercised, equal to the difference between the base price of such Share Appreciation Right and the Fair Market Value of one Share on the exercise date. For purposes of clarity, each Share to be issued in settlement of a Share Appreciation Right is deemed to have a value equal to the Fair Market Value of one (1) Share on the exercise date.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-15

Exhibit A

(f) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination for any reason prior to the applicable SAR Expiration Date other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, (1) all vesting with respect to such Participant’s Share Appreciation Rights shall cease, (2) all of such Participant’s unvested Share Appreciation Rights shall immediately expire and be forfeited for no consideration as of the date of such Termination, and (3) all of such Participant’s vested Share Appreciation Rights shall remain exercisable until the earlier of the applicable SAR Expiration Date and the date that is ninety (90) days after the date of such Termination.

(ii) In the event of a Participant’s Termination prior to the applicable SAR Expiration Date by reason of such Participant’s death or Disability, all of such Participant’s Share Appreciation Rights shall immediately become vested (with any performance-based Share Appreciation Rights vesting based on target level of performance) as of the date of such Termination and shall remain exercisable until the applicable SAR Expiration Date. In the event of a Participant’s death, such Participant’s Share Appreciation Rights shall be exercisable by the person or persons to whom a Participant’s rights under the Share Appreciation Rights pass by the applicable laws of descent and distribution, in each case as determined by a probate court of competent jurisdiction, until the applicable SAR Expiration Date.

(iii) In the event of a Participant’s Termination prior to the applicable SAR Expiration Date by the Employer for Cause, all of such Participant’s Share Appreciation Rights (whether or not vested) shall immediately expire and be forfeited for no consideration as of the date of such Termination.

10. Other Share-Based Awards.

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee may also grant Shares as a bonus, or may grant other Awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to the terms of any Subplan, the receipt of any approvals required from any relevant tax authority and such terms as shall be determined by the Committee. The terms and conditions applicable to each such Award shall be determined by the Committee and evidenced by an Award Agreement.

11. Adjustment for Recapitalization, Merger, etc.

(a) Capitalization Adjustments. The aggregate number of Shares that may be granted or purchased pursuant to Awards (as set forth in Section 4 hereof), the number of Shares covered by each outstanding Award, and the price per share thereof in each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee in its sole discretion, as to the number, price, or kind of a Share or other consideration subject to such Awards (i) in the event of changes in the outstanding Shares or in the capital structure of the Company by reason of share dividends, share splits, reverse share splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the approval by the Committee of any such Award (including any Corporate Event, as defined below); (ii) in connection with any extraordinary dividend declared and paid in respect of Shares, whether payable in the form of cash, shares, or any other form of consideration; or (iii) in the event of any change in applicable laws or any other change in circumstances that results in or could result in any substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

A-16     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

(b) Corporate Events. Notwithstanding the foregoing, except as otherwise provided in an Award Agreement or in guidelines under the Plan approved by the Board or the Committee, in connection with (i) a merger or consolidation involving the Company in which the Company is not the surviving corporation that would not otherwise constitute a Change in Control; (ii) a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of Shares receive securities of another corporation and/or other property, including cash, that would not otherwise constitute a Change in Control; (iii) a Change in Control; (iv) a sale, divesture, spin-off or other similar transaction in which any Affiliate of the Company ceases to be an Affiliate of the Company or in the event that the Company or any Affiliate of the Company closes or disposes of a business unit or facility or diminishes or eliminates ownership interests in any business unit of the Company or any Affiliate of the Company so that such operating unit ceases to be majority owned by the Company or any of its Affiliates, with respect to outstanding Awards held by Participants that experience a Termination on account of such event only; or (v) the reorganization or liquidation of the Company (each, a “Corporate Event”), the Committee may, in its discretion, provide for any one or more of the following:

(1) that such Awards be assumed or substituted in connection with such Corporate Event, in which case, the Awards shall be subject to the adjustment set forth in subsection (a) above;

(2) that the vesting of any Awards shall be accelerated, subject to the consummation of such Corporate Event;

(3) that any or all vested and/or unvested Awards be cancelled as of the consummation of such Corporate Event, and that Participants holding Awards so cancelled will receive a payment in respect of cancellation of their Awards based on the amount of the per-share consideration being paid for the Shares in connection with such Corporate Event, less, in the case of Options, Share Appreciation Rights, and other Awards subject to exercise, the applicable exercise price; provided, however, that holders of Options, Share Appreciation Rights, and other Awards subject to exercise shall only be entitled to consideration in respect of cancellation of such Awards if the per-share consideration less the applicable exercise price is greater than zero (and to the extent the per-share consideration is less than or equal to the applicable exercise price, such Awards shall be cancelled for no consideration); and

(4) to the extent permissible under applicable law, that Awards be replaced with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced, and payment to be made within thirty (30) days of the applicable vesting date.

Payments to holders pursuant to clause (3) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of Shares covered by the Award at such time (less any applicable exercise price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this subsection (b), the Committee may require a Participant to (x) represent and warrant as to the unencumbered title to his Awards, (y) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Shares; and (z) deliver customary transfer documentation as reasonably determined by the Committee. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.

(c) Fractional Shares. Any adjustment provided under this Section 11 may provide for the elimination of any fractional share that might otherwise become subject to an Award. No cash settlements shall be made with respect to fractional shares so eliminated.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-17

Exhibit A

(d) Double-Trigger Vesting. Notwithstanding any other provisions of the Plan, an Award Agreement or Participant Agreement to the contrary, with respect to any Award that is assumed or substituted in connection with a Change in Control, the vesting, payment, purchase or distribution of an Award may not be accelerated by reason of a Change in Control for any Participant unless the Participant’s employment is involuntarily terminated, as a result of the Change in Control. For purposes of this Section 11, a Participant’s employment will be deemed to have been involuntarily terminated as a result of a Change in Control if it is involuntarily terminated other than for Cause (including the Participant’s resignation for “good reason” or “constructive termination” (or similar term) under a Participant Agreement), or is terminated under circumstances which entitle the Participant to mandatory severance payment(s) pursuant to applicable law, in each case, at any time beginning on the date of the Change in Control up to and including the second (2nd) anniversary of the Change in Control.

12. Use of Proceeds.

The proceeds received from the sale of Shares pursuant to the Plan shall be used for general corporate purposes.

13. Rights and Privileges as a Shareholder.

Except as otherwise specifically provided in the Plan, no person shall be entitled to the rights and privileges of share ownership in respect of Shares that are subject to Awards hereunder until such shares have been issued to that person.

14. No Other Entitlements.

(a) No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award.

(b) Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.

(c) Except as otherwise specifically stated in any other employee benefit plan, policy or program, neither any Award under the Plan nor any amount realized from any such Award shall be treated as compensation for the purpose of calculating an employee’s benefit under any benefit plan, policy or program.

15. Compliance with Laws.

The obligation of the Company to deliver Shares or other equivalents under the Plan upon vesting and/or exercise of any Award shall be subject to all applicable laws, rules and regulations, and to such approvals by governmental agencies (including without limitation tax authorities) as may be required. The Company shall be under no obligation to register for sale or resale under any applicable laws, rules and regulations any of the Shares to be offered or sold under the Plan or any Shares issued upon exercise or settlement of Awards. If the Shares offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Share certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

16. Withholding Obligations.

As a condition to the vesting and/or exercise of any Award, the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the amount of all federal, state, and local income and other taxes or other mandatory payments of any kind required or permitted to be withheld in connection with such vesting and/or exercise, as well as amounts payable to any third party for

A-18     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

escrow services and escrow fees, bank fees, exercise fees, account fees and other related fees and expenses. The Committee, in its discretion, may permit Shares to be used to satisfy such withholding requirements and fee payments, and such shares shall be valued at their Fair Market Value as of the date they are so used; provided, however, that the aggregate Fair Market Value of the number of Shares that may be used to satisfy tax withholding requirements may not exceed the minimum statutorily required withholding amount with respect to such Award.

17. Transferability.

Each Award granted under the Plan will not be transferable or assignable by the recipient, and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution, in each case as determined by a probate court of competent jurisdiction, or as determined by the Committee pursuant to the terms of any Award Agreement in accordance with any other applicable law, rule or regulation.

18. Amendment of the Plan or Awards.

(a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan; provided, however, that the Board shall not, without shareholder approval, make any amendment to the Plan that requires shareholder approval pursuant to applicable law or the applicable rules of the national securities exchange on which the Shares are principally listed.

(b) Amendment of Awards. The Board or the Committee, at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the rights under any Award shall not be impaired by any such amendment unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 11 hereof, shall constitute an amendment of an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant’s consent, the Board or the Committee may amend the terms of any one or more Awards if necessary to bring the Award into compliance with any applicable tax legislation, rule, regulation or guidance (even if issued or amended after the Effective Date), including without limitation Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder.

(c) No Repricing of Awards without Shareholder Approval. Notwithstanding subsection (a) or (b) above, or any other provision of the Plan, repricing of Awards shall not be permitted without shareholder approval. For this purpose, a “repricing” means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Award to lower its exercise price (other than on account of capital adjustments resulting from share splits, etc., as described in Section 11(a) hereof); (ii) any other action that is treated as “repricing” under GAAP; and (iii) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise price or base price is greater than the Fair Market Value of the underlying Shares, unless the cancellation and exchange occurs in connection with an event set forth in Section 11(b) hereof.

19. Termination or Suspension of the Plan.

The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall automatically terminate on the day before the fifth (5th) anniversary of the Effective Date. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

20. Effective Date of the Plan.

The Plan is effective as of the Effective Date.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-19

Exhibit A

21. Miscellaneous.

(a) Certificates. Shares acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine. If certificates representing Shares are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Shares, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Shares. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Shares shall be held in book entry form rather than delivered to the Participant pending the release of any applicable restrictions.

(b) Delay in Delivery.

(i) The Company is relieved from any liability for the nonissuance or nontransfer, or for any delay in the issuance or transfer of any Shares subject to Awards, resulting from the inability of the Company to obtain, or from any delay in obtaining, from any regulatory body having jurisdiction or authority, any requisite approval to issue or transfer any such Shares, if counsel for the Company deems such approval necessary for the lawful issuance or transfer thereof.

(ii) Without limiting the generality of the foregoing, the Company shall not have any obligation or liability as a result of any delay in issuing any certificate evidencing Shares or in the delivery thereof to Participants, or any act or omission of any Company-designated brokerage firm in relation to Shares.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Committee consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement as a result of a clerical error in the papering of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(d) Escrow Agreement. The Committee may require a Participant who receives an Award to enter into an escrow or trustee agreement providing that such Award, or Shares distributed in connection with the vesting, settlement or exercise thereof, will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law or otherwise determined to be in the best interests of the Company by the Committee in its discretion.

(e) Clawback/Recoupment Policy. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Committee or the Board, and in each case, as may be amended from time to time, including, but not limited to, any clawback provision(s) in the Compensation Policy. Any such policy adoption or amendment shall in no event require the prior consent of any Participant. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.

(f) Provision for Foreign Participants. Awards may be granted to Participants who are foreign nationals or employed outside Israel, or both, on such terms and conditions different from those applicable to Awards to Participants employed in Israel as may be necessary or desirable, in the discretion of the Committee, in order to recognize differences in local law or tax policy. The Committee may also impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home countries.

A-20     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

(g) Treatment of Awards Upon a Qualifying Retirement. Upon a Participant’s Qualifying Retirement, and as determined in a Subplan or otherwise by the Committee, Awards (or any part thereof) granted to such Participant may accelerate, continue to vest, provide for an extended period of time in which to exercise an Award upon Termination or contain any other terms and conditions as the Committee deems appropriate.

(h) Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this subsection (h) by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant’s participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the “Data”). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan. Recipients of the Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant’s participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his local human resources representative. The Company may cancel the Participant’s eligibility to participate in the Plan, and in the Committee’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

(i) No Liability of Committee Members. Subject to applicable law, neither any member of the Committee nor any of the Committee’s permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such person’s own fraud or willful misconduct; provided, however, that approval of the Committee shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s articles of association, as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(j) Payments Following Accidents or Illness. Subject to applicable law, if the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-21

Exhibit A

accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Israel without reference to the principles of conflicts of laws thereof.

(l) Compliance with Section 409A of the Code. To the extent that the Committee determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code. Notwithstanding anything to the contrary in the Plan (and unless the Award Agreement specifically provides otherwise), if the Shares are publicly traded and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant’s “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

(m) Funding. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

(n) Restrictions. The Committee shall have the power to impose such other restrictions on Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for favorable tax treatment under Section 162(m)(4)(C) of the Code, Section 102 of the Israeli Tax Ordinance or any other applicable tax law provision.

(o) No Limitation on Compensation. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, officers or directors in cash or property, in a manner that is not expressly authorized under the Plan.

(p) No Constraint on Corporate Action. Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company’s right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 18 or 19 hereof, to limit the right or power of the Company or its Affiliates to take any action that such entity deems to be necessary or appropriate.

(q) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted, or failed to act

A-22     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit A

in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any person or persons other than such member.

(r) Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

*        *        *

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    A-23

Exhibit B

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

2017 EXECUTIVE INCENTIVE COMPENSATION PLAN

SECTION 1. ESTABLISHMENT AND PURPOSES

1.1 ESTABLISHMENT OF THE PLAN. Teva Pharmaceutical Industries Limited (the “Company”) established the 2017 Teva Pharmaceutical Industries Executive Incentive Compensation Plan (the “Plan”) as set forth in this document. The Plan became effective as of [●] (the “Effective Date”) with the approval of the Company’s shareholders at the 2017 Annual General Meeting of the Shareholders, and shall remain in effect as provided in Section 6.1 hereof.

1.2 PURPOSES OF THE PLAN. The purposes of the Plan are to assist the Company in achieving its objectives with respect to the compensation of the participants in the Plan (the “Participants”), including the Company’s executive officers, by:

(a) Linking pay to performance, aligning the Participants’ interests with those of the Company and its shareholders over the long-term, encouraging balanced risk management, and providing a competitive compensation package that motivates Participants; and

(b) Acting to ensure that the Participants are aligned in reaching the Company’s short- and long-term goals.

SECTION 2. ADMINISTRATION

2.1 GENERAL. Except as otherwise provided herein or required under applicable law, the Plan shall be administered by the Human Resources and Compensation Committee (the “Committee”) appointed by the Board of Directors of the Company (the “Board”).

2.2 AUTHORITY OF THE COMMITTEE. Subject to applicable law, the Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (i) establish, as permitted by law, policies, guidelines or parameters applicable to awards (“Awards”) granted under the Plan; (ii) determine the terms and conditions of, and all other matters relating to, Awards; (iii) construe and interpret the Plan and correct defects, supply omissions, or reconcile inconsistencies therein; and (iv) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Any action of the Committee shall not be subject to review by any person and shall be final, conclusive, and binding on all persons, including, without limitation, the Company, any other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity and any other entity determined by the Compensation Committee to be an “affiliate” for the purposes of the Plan (“Affiliate), Participants, and beneficiaries of Participants.

2.3 DELEGATION BY THE COMMITTEE. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions, including but not limited to administrative functions, as the Committee may determine appropriate however, that the Committee may not delegate its responsibility to (i) make Awards which are intended to constitute qualified performance-based compensation under Section 162(m) of the Code; or (ii) certify the satisfaction of the Performance Goals pursuant to Section 4.1 in accordance with Section 162(m) of the Code. The Committee may appoint agents to assist it in administering the Plan. To the extent necessary to comply with applicable law, the Board retains the authority to concurrently administer the Plan with the Committee, in which case the Board shall be deemed to be the Committee for purposes of the Plan and all references in the Plan to the Committee shall be deemed references to the Board.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    B-1

Exhibit B

2.4 COMPENSATION POLICY. Notwithstanding anything to the contrary herein, any Award granted under the Plan to an Office Holder (as such term is defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”) shall be subject to Teva Pharmaceutical Industries Limited Compensation Policy for Executive Officers and Directors, as adopted by the Company in accordance with the Companies Law, and as in effect from time to time (the “Compensation Policy”), unless otherwise determined by the Committee and Board and approved in accordance with the Companies Law.

SECTION 3. ELIGIBILITY AND PARTICIPATION

3.1 ELIGIBILITY AND PARTICIPATION. Eligibility for participation in the Plan shall be limited to Office Holders (as defined in the Israel Companies Law, 5759-1999), plus any other senior executives of the Company as may be determined annually to be Participants in the Plan by the Committee.

SECTION 4. PERFORMANCE OBJECTIVE

4.1 PERFORMANCE OBJECTIVE. The Plan’s performance objective (the “Performance Objective”) for each “Performance Period” (as defined below) is the attainment by the Company of at least $1.00 of GAAP Operating Profit for such Performance Period. For purposes of the Plan, the “Performance Period” shall mean (i) with respect to the Company’s 2017 fiscal year, September 1, 2017 through December 31, 2017 and (ii) with respect to each fiscal year of the Company following the Company’s 2017 fiscal year, January 1 through December 31 of the applicable fiscal year. Following the end of each Performance Period, the Committee shall certify whether the Performance Objective in respect of such Performance Period was attained.

4.2 BASE AWARDS. Subject to Section 4.3 and 5.1, Participants shall have the opportunity to earn an amount up to the baseline award allocation (the “Base Award”) for each Performance Period if the Performance Objective for such Performance Period is attained.

4.3 INDIVIDUAL BASE AWARD ALLOCATION—DEFINED. The Base Award for the Chief Executive Officer, if a Participant for a Performance Period, shall be $12,000,000 for that Performance Period. The Base Award allocation for any other Participant for a Performance Period shall be $8,000,000 for that Performance Period.

SECTION 5. FINAL AWARDS

5.1 FINAL AWARD ALLOCATION. Following the close of each Performance Period, a Participant’s final award allocation for a Performance Period (the “Final Award”) will be determined by the Committee. In determining a Participant’s Final Award, the Committee may use negative discretion to reduce but not increase a Participant’s Base Award. Notwithstanding anything to the contrary contained herein, a Participant’s Final Award shall be consistent with, and subject to, the Compensation Policy in effect and shall not exceed the applicable Base Award.

5.2 PAYMENT OF AWARDS. A Participant’s Final Award will be paid or deferred in accordance with rules adopted by the Committee, and will be payable in such form as determined by the Committee, including, without limitation, in the form of a vested or unvested equity incentive grant made under the Teva Pharmaceutical Industries Limited 2015 Long-Term Equity-Based Incentive Plan (or other equity based incentive plan), cash or a combination thereof.

SECTION 6. DURATION, AMENDMENT, AND TERMINATION

6.1 DURATION OF THE PLAN. The Plan shall commence on the Effective Date, as described in Section 1.1 hereof, and shall remain in effect until terminated by the Board.

6.2 AMENDMENT AND TERMINATION. The Board at any time, and from time to time, may amend the Plan. The Board or the Committee, at any time, and from time to time, may amend the terms of any Award.

B-2     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit B

SECTION 7. SUCCESSORS

7.1 OBLIGATIONS. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

SECTION 8. WITHHOLDING OBLIGATIONS.

8.1 WITHHOLDING OBLIGATIONS. Any tax consequences arising from the grant or payment of the Award or the Final Award or from any other event or act (of the Company and/or its Affiliates) hereunder, shall be borne solely by the Participants. The Company and/or its Affiliates shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including, without limitation, withholding taxes at source.

SECTION 9. MISCELLANEOUS.

9.1 CLAWBACK/RECOUPMENT POLICY. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Committee or the Board, and in each case, as may be amended from time to time, including, but not limited to, any clawback provision(s) in the Compensation Policy. Any such policy adoption or amendment shall in no event require the prior consent of any Participant. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.

9.2 DATA PRIVACY. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 9.2 by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant’s participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the “Data”). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan. Recipients of the Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant’s participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his local human resources representative. The Company may cancel the Participant’s eligibility to participate in the Plan, and in the Committee’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    B-3

Exhibit B

9.3 NO LIABILITY OF COMMITTEE MEMBERS. Subject to applicable law, neither any member of the Committee nor any of the Committee’s permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such person’s own fraud or willful misconduct; provided, however, that approval of the Committee shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s articles of association, as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

9.4 PAYMENTS FOLLOWING ACCIDENTS OR ILLNESS. Subject to applicable law, if the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

9.5 COMPLIANCE WITH SECTION 409A OF THE CODE. To the extent applicable, the Plan shall be interpreted in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). Notwithstanding anything to the contrary in the Plan if a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant’s “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

9.6 FUNDING. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

9.7 RESTRICTIONS. The Committee shall have the power to impose such other restrictions on Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for favorable tax treatment under Section 162(m)(4)(C) of the Code, Section 102 of the Israeli Tax Ordinance or any other applicable tax law provision.

9.8 NO LIMITATION ON COMPENSATION. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, officers or directors in cash or property, in a manner that is not expressly authorized under the Plan.

B-4     Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement

Exhibit B

9.9 NO CONSTRAINT ON CORPORATE ACTION. Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company’s right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) to limit the right or power of the Company or its Affiliates to take any action that such entity deems to be necessary or appropriate.

9.10 RELIANCE ON REPORTS. Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any person or persons other than such member.

9.11 GOVERNING LAW/JURISDICTION/LEGAL FEES. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof. Each participant hereby consents to the exclusive jurisdiction of the federal courts in and state courts of the State of Delaware in any dispute concerning or relating to the application of the Policy to the Plan or any awards granted thereunder. If the Company prevails in all material respects in any such dispute, the Company shall be entitled to recover its reasonable legal fees and expenses incurred in connection with such dispute.

9.12 TITLES AND HEADINGS. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

Teva Pharmaceutical Industries Ltd.  2017 Proxy Statement    B-5

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: June 8, 2017	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer